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                                 PROMISSORY NOTE

$40,000,000.00                                                    March 25, 2005
                                                              New York, New York

     FOR VALUE RECEIVED, INTEGRATED BRANDS INC., a New Jersey corporation, having an address located at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Maker"), promises to pay to JPMORGAN CHASE BANK, N.A., a national banking association, having an office at 4 Chase MetroTech Center, Brooklyn, New York 11245 (the "Payee"), or order, at 4 Chase MetroTech Center, Brooklyn, New York 11245, or at such other place as may be designated in writing by the holder of this Note, in Federal funds or other immediately available New York City funds (all lawful currency of the United States of America): (i) interest on the unpaid Principal Balance hereof computed from the date hereof and calculated in the manner hereinafter set forth, from and including the date of this Note to, but not including, the date this Note is paid in full, on each Re-Set Date during the term of this Note and on the Maturity Date (defined below), and (ii) the principal sum of FORTY MILLION AND 00/100 ($40,000,000.00) DOLLARS on the Maturity Date.

     1. CERTAIN DEFINITIONS. The following terms as used in this Note shall have the following meanings:

          (a) The term "Base LIBOR Rate" shall have the meaning given to such term in Schedule A to this Note.

          (b) The term "Asset Purchase Agreement" shall mean the Asset Purchase Agreement by and between Kraft Foods Global, Inc. and the Borrower dated as of December 22, 2004.

          (c) The term "Capital Lease" means a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

          (d) The term "Credit Parties" means the Borrower, the Guarantors and any other Person which is required to become a Guarantor pursuant to the provisions of Paragraph 17 below (and specifically Section 5.01(k) of each of the Existing Credit Facilities).

          (e) The term "Debt" means, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations); (iii) obligations of such Person as a lessee under Capital Leases;
(iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan; (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of




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business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed; (ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

          (f) The term "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and the published interpretations thereof as in effect from time to time.

          (g) The term "ERISA Affiliate" means any trade or business (whether or not incorporated) which together with any Credit Party would be treated, with such Person, as a single employer under Section 4001 of ERISA.

          (h) The term "Existing Credit Facilities" means the Loan Agreement dated as of September 20, 2000, as amended to date, and the Loan Agreement dated December 23, 1994, as amended to date, each among the Borrower, certain guarantors (as named therein), the Payee as agent thereunder and the lenders named therein.

          (i) The term "Fixed LIBOR Rate" shall have the meaning given to such term in Schedule A to this Note.

          (j) The term "Floating Rate" shall mean a rate per annum equal to the Prime Rate plus 0.50%. Any change in the Floating Rate as a result of a change in the Prime Rate shall be effective on the effective date of any such change in the Prime Rate. The Floating Rate and the components thereof shall be calculated for the actual number of days elapsed on the basis of a 360-day year. Each determination of the Floating Rate shall be made by the Payee and shall be conclusive and binding upon the Maker absent manifest error.

          (k) The term "GAAP" shall mean generally accepted accounting principals in the United States of America.

          (l) The term "Guarantor" or "Guarantors" means any Person guaranteeing the obligations of the Maker under this Note and the Other Loan Documents

          (m) The term "Guaranty" shall have the meaning given to such term in Paragraph 13(f).


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          (n) The term "Interest Period" shall have the meaning given to such term in Schedule A to this Note.

          (o) The term "LIBOR Rate" shall have the meaning given to such term in Schedule A to this Note.

          (p) The term "Lien" shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing.

          (q) The term "Loan" shall mean the loan in the principal sum of $40,000,000 made by the Payee to the Maker which is evidenced by this Note and the Other Loan Documents.

          (r) The term "Maturity Date" shall mean the date which is the earlier to occur of (i) November 1, 2005 and (ii) the date on which the Asset Purchase Agreement shall have terminated without consummation of the purchase and sale contemplated thereunder.

          (s) The term "Multiemployer Plan" means a Plan described in Section 4001(a) (3) of ERISA which covers employees of the Borrower or any ERISA Affiliate.

          (t) The term "Obligations" shall mean all principal, interest, additional interest and other sums of any nature whatsoever which may or shall become due to the Payee in accordance with the provisions of this Note or the Other Loan Documents.

          (u) The term "Obligee" shall have the meaning given to such term in Paragraph 3 of this Note.

          (v) The term "Other Loan Documents" shall mean each Guaranty, the Security Agreement and all and any of the other documents other than this Note, executed by the Maker or others in connection with this Note, any Guaranty or the Security Agreement.

          (w) The term "Participant" shall have the meaning given to such term in Paragraph 8 of this Note.

          (x) The term "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

          (y) The term "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited


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liability company, joint venture or other entity or a federal, state or local
"government, or a political subdivision thereof or any agency of such government or subdivision.

          (z) The term "Plan" means any employee benefit plan established, maintained, or to which contributions have been made by the Borrower or any ERISA Affiliate.

          (aa) The term "Prime Rate" shall have the meaning given to such term in Schedule A to this Note.

          (bb) The term "Principal Balance" shall mean the outstanding principal balance of this Note from time to time.

          (cc) The Term "Prohibited Transaction" means any transaction set forth in Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended from time to time.

          (dd) The term "Reinvestment Rate" shall have the meaning given to such term in Paragraph 7 of this Note.

          (ee) The term "Reportable Event" means any of the events set forth in
Section 4043 of ERISA.

          (ff) The term "Re-Set Date" shall have the meaning given to such term in Schedule A to this Note.

          (gg) The term "Roll Over Date" shall have the meaning given to such term in Schedule A to this Note.

          (hh) The term "Security Agreement" shall mean the Security Agreement dated the date of this Note made by Coolbrands Dairy Inc., as Debtor, and Payee, as Lender, in connection with the Loan.

          (ii) The term "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person, or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

          (jj) The term "Telerate Page 3750" shall have the meaning given to such term in Schedule A to this Note.


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          (kk) The term "Working Day" shall have the meaning given to such term in Schedule A to this Note.

     2. APPLICABLE RATE. From and including the date upon which the Loan is advanced to, but not including, the first Re-Set Date during the term of this Note, the entire Principal Balance shall bear interest at the Floating Rate. From and including the first such Re-Set Date during the term of this Note and on each Re-Set Date after the first Re-Set Date the entire Principal Balance shall, except as specifically provided to the contrary in Paragraph 7 of this Note, and in Paragraphs 3, 4 and 6 of Schedule A hereto, bear interest at the LIBOR Rate.

     3. CAPITAL REQUIREMENTS. If after the date of this Note the Payee shall have determined that:

          (a) the adoption, after the date of this Note, of any other law, rule, regulation or guideline regarding capital adequacy,

          (b) any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any domestic or foreign governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or

          (c) the compliance by the Payee or any Participant (each, an "Obligee") or any lending office of an Obligee, as the case may be, or by any such Obligee's holding company, as the case may be, with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has, or would have, the effect of reducing the rate of return on any such Obligee's capital, or on the capital of any such Obligee's holding company, as the case may be, as a consequence of having made the Loan or any portion thereof, or of having any interest therein, or of any such Obligee's obligations with respect thereto, or under this Note or the Other Loan Documents, to a level below that which any such Obligee, or any such Obligee's holding company, as the case may be, could have achieved but for such adoption, change or compliance (taking into consideration any such Obligee's policies or the policies of any such Obligee's holding company, as the case may be, with respect to capital adequacy) by an amount deemed by the Payee to be material in its reasonable judgment, then, from time to time, the Maker shall pay to the Payee such additional amount or amounts as will compensate any such Obligee, or any such Obligee's holding company, as the case may be, for such reduction. Any amount or amounts payable by the Maker to the Payee in accordance with the provisions of this Paragraph 3 shall be paid by the Maker to the Payee within ten (10) days of receipt by the Maker from the Payee of a statement setting forth the amount or amounts due and the basis for the determination from time to time of such amount or amounts, which statement shall be conclusive and binding upon the Maker absent manifest error.


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     4. INDEMNITY.

          (a) Anything in this Note or any of the Other Loan Documents to the contrary notwithstanding, except to the extent arising in connection with the Payee's gross negligence or willful misconduct, the Maker shall indemnify and hold the Payee harmless and defend the Payee at the Maker's sole cost and expense against any loss or liability, cost or expense, including, without limitation, reasonable out-of-pocket attorneys' fees and disbursements of the Payee's counsel, and all claims, actions, procedures and suits arising out of or in connection with:

          (i) any ongoing matters arising out of this Note, any of the Other Loan Documents or the transaction contemplated hereby or thereby.

          (ii) any amendment to, or restructuring of, the Obligations, this Note or any of the Other Loan Documents,

          (iii) any and all lawful action that may be taken by the Payee in connection with the enforcement of the provisions of this Note or any of the Other Loan Documents, whether or not suit is filed in connection with the same, or in connection with the Maker or any Guarantor and/or any partner, joint venturer or shareholder thereof becoming subject of a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding, and

          (iv) any liability to brokers, finders or similar persons and/or under any applicable securities or blue sky laws.

All sums expended by the Payee on account of any of the foregoing shall be reimbursable on demand, and until reimbursed by the Maker pursuant hereto, shall be deemed additional principal evidenced hereby and shall bear interest at the default interest rate hereinbelow set forth.

          (b) The Maker shall indemnify each Obligee against any loss or expense that any such Obligee may sustain or incur as a consequence of any default by the Maker in the payment of any portion of the Principal Balance bearing interest at a LIBOR Rate, or any part thereof or interest accrued thereon at a LIBOR Rate, as and when due and payable, or the occurrence of any default or event of default under this Note or the Other Loan Documents, including, but not limited to, any loss or expense sustained or incurred by any such Obligee in liquidating or reemploying deposits from third parties acquired to effect or maintain a LIBOR Rate with respect to all or any portion of the Principal Balance. The Payee shall provide to the Maker a statement explaining the amount of any such loss or expense, which statement shall be conclusive and binding upon the Maker absent manifest error.


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     5. INCREASED COSTS. The Maker recognizes that the cost to each Obligee of making or maintaining a LIBOR Rate with respect to the Principal Balance, or any portion thereof, may fluctuate, and the Maker agrees to pay the Payee within ten
(10) days after demand by the Payee an additional amount or amounts as the Payee shall reasonably determine will compensate each such Obligee for additional costs incurred by each such Obligee in maintaining a LIBOR Rate on the Principal Balance or any portion thereof as a result of:

          (i) the imposition after the date of this Note of, or changes after the date of this Note in, the reserve requirements promulgated by the Board of Governors of the Federal Reserve System of the United States including, but not limited to, any reserve on Eurocurrency Liabilities as defined in Regulation D of the Board of Governors of the Federal Reserve System of the United States at the ratios provided in such Regulation from time to time, any portion of the Principal Balance bearing interest at a LIBOR Rate from time to time in accordance with the provisions of this Note shall be deemed to constitute Eurocurrency Liabilities, as defined by such Regulation, and it being further agreed that such Eurocurrency Liabilities shall be deemed to be subject to such reserve requirements without benefit of, or credit for, prorations, exceptions or offsets that may be available to any such Obligee from time to time under such Regulations, and irrespective of whether any such Obligee actually maintains all or any portion of such reserve; or

          (ii) any change, after the date of this Note, in applicable law, rule or regulation, or in the interpretation or administration thereof, by any domestic or foreign governmental authority charged with the interpretation or administration thereof (whether or not having the force of law) or by any domestic or foreign court, changing the basis of taxation of any payments to any such Obligee under this Note or the Other Loan Documents (other than taxes imposed on all or any portion of the overall net income of any such Obligee by any state or country or by any political subdivision or taxing authority), or imposing, modifying or applying any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, credit extended by, or any other acquisition of funds for loans by any such Obligee or imposing on any such Obligee, or on the London Interbank Market, any other condition affecting this Note or the Other Loan Documents or the portion of the Principal Balance bearing interest at LIBOR Rate so as to increase the cost to any such Obligee of making or maintaining a LIBOR Rate with respect to the Principal Balance or any portion thereof or to reduce the amount of any sum received or receivable by any such Obligee under this Note or the Other Loan Documents (whether of principal, interest or otherwise), by an amount deemed by the Payee in good faith to be material, but without duplication for payments required under subparagraph (i) above.

Any amount or amounts payable by the Maker to the Payee pursuant to subparagraphs (i) or (ii) of this Paragraph 5 shall be paid by the Maker to the Payee within ten (10) days of receipt by the Maker from the Payee of a statement setting forth the amount or amounts due and the basis for


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the determination from time to time of such amount or amounts, which statement shall be conclusive and binding upon the Maker absent manifest error. Failure on the part of the Payee to demand compensation for any increased costs in any Interest Period shall not constitute a waiver of the Payee's right to demand compensation for any increased costs incurred during any such Interest Period or in any other subsequent or prior Interest Period.

     6. INTENTIONALLY OMITTED.

     7. PREPAYMENT.

          (a) Subject to the following provisions of this Paragraph 7, and upon payment of any interest and other sums otherwise then due and payable pursuant to the provisions of this Note or the Other Loan Documents, the Maker shall have the right to prepay the Principal Balance in whole, or in part, upon not less than three (3) Working Days' prior irrevocable written notice to the Payee specifying the intended date of prepayment and the amount to be prepaid. Any portion of the Principal Balance which is prepaid may not be re-borrowed. The portion of the Principal Balance specified in any such irrevocable notice of prepayment shall, notwithstanding anything to the contrary contained in this Note or any of the Other Loan Documents, be absolutely and unconditionally due and payable on the date specified in such notice. Any partial prepayment of the Principal Balance in accordance with the provisions of this Paragraph 7 shall be in a minimum amount of at least $100,000, and shall be applied in reduction of the outstanding Principal Balance in the inverse order of maturity. No partial prepayment of the Principal Balance shall be permitted in accordance with the provisions of this Paragraph 7 if such partial prepayment would reduce the Principal Balance below $1,000,000, or any Obligee's interest in the Loan below $500,000. The Payee shall not be obligated to accept any prepayment of the Principal Balance unless it is accompanied by the prepayment premium, if any, due in connection therewith as calculated pursuant to the provisions of this Paragraph 7, it being understood and agreed that no prepayment premium payable under this Paragraph 7 shall in any event or under any circumstance be deemed or construed to be a penalty.

          (b) If such prepayment of principal bearing interest at the LIBOR Rate does not occur on a Roll Over Date, the Maker shall pay to the Payee contemporaneously with any such prepayment a prepayment premium equal to the portion of the Principal Balance being prepaid, multiplied by a per annum interest rate equal to the difference between the then applicable Base LIBOR Rate and the 360-day equivalent interest yield, as adjusted to reflect interest payments on a monthly basis (the "Reinvestment Rate"), on any U.S. Government Treasury obligations selected by the Payee, in its sole and absolute discretion, in an aggregate amount comparable to the portion of the Principal Balance being prepaid, and with maturities comparable to the next occurring Roll Over Date, calculated over a period of time from and including the date of prepayment to, but not including, such next occurring Roll Over Date. If the then applicable Base LIBOR Rate is equal to or less than the Reinvestment Rate, no prepayment premium, nor any rebate, shall be due. If a portion of the Principal Balance is bearing interest at a LIBOR Rate and a portion of the Principal Balance is bearing interest at the


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Floating Rate in accordance with the provisions of this Note on the date of a partial prepayment of the Principal Balance in accordance with the provisions of this Paragraph 7, such partial prepayment shall be applied to the respective portions of the Principal Balance of this Note bearing interest at a LIBOR Rate and the Floating Rate in such order and manner so as to minimize the prepayment premium due with respect thereto as calculated pursuant to the provisions of this Paragraph 7.

          (c) The Maker shall have the option upon not less than fifteen (15) Working Days' prior written notice to the Payee, given simultaneously and in conjunction with a notice of prepayment given by the Maker to the Payee pursuant to this Paragraph 7, to convert the interest rate on the portion of the Principal Balance which is to be prepaid, as set forth in such notice of prepayment, to the Floating Rate effective as of the Re-Set Date occurring immediately prior to the designated date of prepayment, as set forth in such notice of prepayment, it being agreed that such Re-Set Date must be ten (10) Working Days or more after the date of receipt by the Payee from the Maker of the Maker's notice of election to exercise such option pursuant to this Paragraph 7. The aforesaid option may not be exercised by the Maker more than two (2) times during the term of this Note unless otherwise agreed to the contrary by the Payee, in its sole and absolute discretion, and then only in conjunction with a voluntary prepayment of the Principal Balance in accordance with the provisions of this Paragraph 7. If the Maker exercises the aforesaid option, the interest rate on the portion of the Principal Balance with respect to which the Maker has exercised such option will automatically convert to and be calculated at the Floating Rate from and including the Re-Set Date occurring immediately prior to the specified date of prepayment, as set forth in the Maker's notice of prepayment, to, but not including, the earlier to occur of:

          (i) the date upon which such portion of the Principal Balance is paid in full, or

          (ii) the first Re-Set Date occurring after the specified date of prepayment, whereupon the interest rate on such portion of the Principal Balance shall (subject to the provisions of this Note) thereafter be calculated at a LIBOR Rate determined in accordance with the provisions of this Note.

          (d) The Payee shall, at the request of the Maker, deliver to the Maker a statement setting forth the amount and basis of determination of the prepayment premium, if any, due in connection with a prepayment of any portion of the Principal Balance in accordance with the provisions of this Paragraph 7, it being agreed that:

          (i) the calculation of such prepayment premium may be based on any U.S. Government Treasury obligations selected by the Payee, in its sole and absolute discretion,

          (ii) no Obligee shall be obligated or required to have actually reinvested the


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     prepaid portion of the Principal Balance in any such U.S. Government
     Treasury obligations as a condition precedent to the Maker being obligated to pay a prepayment premium calculated as aforesaid, and

          (iii) the Maker shall not have the right to question the correctness of any such Statement or the method of calculation set forth therein in the absence of manifest error.

The Maker shall, upon receipt of such statement and contemporaneously with any such prepayment of the Principal Balance, remit to the Payee the prepayment premium, if any, due in connection therewith, as calculated pursuant to the provisions of this Paragraph 7.

          (e) Any payment of the Principal Balance after the Payee shall have declared the Obligations immediately due and payable in accordance with the provisions of this Note or the Other Loan Documents, shall be deemed to be a voluntary prepayment for all purposes of this Paragraph 7. If the Payee shall have declared the Obligations immediately due and payable, then in addition to any other payments required under this Note and the Other Loan Documents a prepayment premium calculated pursuant to the above provisions of Paragraph 7, shall also be payable with respect thereto. Any such prepayment premium to be calculated in accordance with the foregoing provisions of this Paragraph 7 shall be based upon the Base LIBOR Rate applicable to the Principal Balance immediately prior to such default, declaration or commencement.

     8. PARTICIPATIONS AND SECURITIZATION.

          (a) The Maker acknowledges that the Payee may, after the date of this Note, sell and assign the Loan and/or interests (including, without limitation, participation interests) in the Loan to such domestic or foreign banks, insurance companies, pension funds, trusts, other institutional lenders or governmental agencies or other Persons, parties or investors (including, but not limited to, grantor trusts, owner trusts, special purpose corporations, or other similar or comparable investment vehicles) as may be selected by the Payee in its sole and absolute discretion and on terms and conditions satisfactory to the Payee in its sole and absolute discretion (any such bank, insurance company, pension fund, trust or other institutional lender or other Person, party or investor to whom the Loan or an interest in the Loan has been or is hereafter so sold and assigned is herein referred to as a "Participant"). The foregoing may take the form of a syndication of the Loan, if the Payee so elects.

          (b) The Maker shall cooperate, and shall cause each Guarantor, indemnitor and other Person or party associated or connected with the Maker, the Loan or the collateral therefor to cooperate, in all material respects, with the Payee in connection with the sale of the Loan, or of interests in the Loan, in the manner contemplated by this Paragraph 8, and shall, in connection therewith, execute and deliver such estoppels, certificates, instruments and documents as may be requested by the Payee, any and all of which may be relied on by any Participant. The Maker grants to the Payee, each Guarantor, indemnitor and other Person or party associated or connected with the Maker, the Loan or any collateral therefor to grant to the Payee, the right to distribute on a confidential basis financial and other information concerning the Maker, each such Guarantor, indemnitor and other Person or party and any collateral therefor and other pertinent information with respect to the Loan to any party who has purchased the Loan or an interest in the Loan or who, in the Payee's judgment, may have an interest in purchasing the Loan or an interest in the Loan.

          (c) The Payee also reserves the right at any time during the term of the Loan, in its sole and absolute discretion, to effect a so-called securitization of the Loan in such a manner and on such terms and conditions (but without modification to the Maker's obligations under this Note) as the Payee shall deem to be appropriate in its sole and absolute discretion and with such domestic or foreign banks, insurance companies, pension funds, trusts, other institutional lenders or governmental agencies or other Persons, parties or investors (including, but not limited to, grantor trusts, owner trusts, special purpose corporations, or other similar or comparable investment vehicles) as may be selected by the Payee in its sole and absolute discretion.

          (d) If the Maker shall default in the performance of any of its obligations as set forth in this Paragraph 8, and if such default shall not be remedied by the Maker within ten (10) days after notice by the Payee, the Payee shall have the right, in its discretion, to declare the Obligations immediately due and payable.

     9. INTENTIONALLY OMITTED.

     10. INTENTIONALLY OMITTED.

     11. MAXIMUM PERMISSIBLE RATE. This Note is subject to the express condition that at no time shall the Maker be obligated or be required to pay interest on the Principal Balance at a rate which could subject the Payee to liability as a result of being in excess of the maximum rate which the Maker is permitted by law to contract or agree to pay. If by the terms of this Note the Maker is at any time required or obligated to pay interest on the Principal Balance at a rate in excess of such maximum rate, then the rate of interest under this Note shall be deemed to be immediately reduced to such maximum rate, interest payable hereunder shall be computed at such maximum rate and any prior interest payments made in excess of such maximum rate shall be applied and shall be deemed to have been payments made in reduction of the Principal Balance.

     12. SET OFF. In addition to any right available to the Payee under applicable law or any other agreement, the Maker hereby gives to the Payee a lien on, security interest in and right of set-off of all moneys, securities and other property of the Maker and the proceeds thereof, now or hereafter delivered to remain with or in transit in any manner to the Payee, its correspondents or its agents from or for the Maker, whether for safekeeping, custody, pledge, transmission, collection or otherwise or coming into possession of the Payee, in any way, and also, any balance


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of any deposit account and credits of the Maker with, and any and all claims of the Maker against, the Payee, at any time existing, as collateral security for the payment of this Note, the Obligations and of all liabilities and obligations now or hereafter owed by the Maker to the Payee, in connection therewith, including fees contracted with or acquired by the Payee, whether joint, several, direct, indirect, absolute, contingent, secured, matured or unmatured (all of which are hereafter collectively called "Liabilities"), hereby authorizing the Payee at any time or times, without prior notice, to apply such balances, credits or claims, or any part thereof, to such Liabilities in such amounts as it may select, whether contingent, unmatured or otherwise and whether any collateral security therefor is deemed adequate or not. The collateral security described herein shall be in addition to any collateral security described in any separate agreement executed by the Maker. The Payee, in addition to any right available to it under applicable law or any other agreement, shall have the right, at its option, to immediately set off against this Note and/or any other Liabilities all monies owed by the Payee in any capacity to the Maker, whether or not due, and the Payee, shall, at its option, be deemed to have exercised such right to set off and to have made a charge against any such money immediately upon the occurrence of any default or event of default contemplated by Paragraph 13 hereof, even though such charge is made or entered on the books of the Payee subsequent to those events.

     13. EVENTS OF DEFAULT. If any of the following events (each an "Event of Default") shall occur and be continuing:

          (a) The Maker shall fail to make any payment of principal or interest on this Note, when due; or

          (b) Any representation or warranty made by the Maker or any Guarantor herein or in any of the Other Loan Documents, or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with the Loan, shall prove to have been incorrect in any material respect when made; or

          (c) The Maker, any Guarantor, or any Subsidiary of any of them (i) shall fail to pay (A) any other indebtedness owing to the Payee (other than principal or interest on this Note), or (B) any other Debt in excess of $1,000,000.00 in principal amount in the aggregate (excluding Debt evidenced by this Note) of the Maker, any Guarantor and all such Subsidiaries taken together, or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to such Debt; or (ii) any other default under any agreement or instrument relating to any Debt described in foregoing clause
(i)(B), or any other event shall occur and shall continue after the applicable grace period, if any, specified in any such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Debt; (iii) or any Debt described in foregoing clause
(i)(B) shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

          (d) The Maker, any Guarantor or any Subsidiary of any of them shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Maker, any Guarantor or any Subsidiary of any of them seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and, if instituted against the Maker, any Guarantor or any such Subsidiary, shall remain undismissed for a period of 90 days; or the Maker, any Guarantor or any Subsidiary shall take any action to authorize any of the actions set forth above in this subsection (d); or

          (e) Any judgment or order or combination of judgments or orders for the payment of money, in excess of $500,000.00 in the aggregate, where such judgment(s) shall not be subject to full, complete and effective insurance coverage, shall be rendered against the Maker, any Guarantor or any Subsidiary of any of them and either (i) enforcement proceedings shall have been commenced by any creditor upon any such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of any such judgment or order (by reason of a pending appeal or otherwise) shall not be in effect; or

          (f) Any Guarantor shall fail to perform or observe any term or provision of any guaranty of payment (a "Guaranty") of the Obligations, or any representation or warranty made by any Guarantor in connection with such Guarantor's Guaranty shall prove to have been incorrect in any material respect when made; or

          (g) Any of the following events occur or exist with respect to the Maker, any Guarantor, any Subsidiary, or any ERISA affiliate: (i) any Prohibited Transaction involving any Plan; (ii) any Reportable Event with respect to any Plan; (iii) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (iv) any event or circumstance that might constitute grounds entitling the PBGC to institute proceedings under Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution by the PBGC of any such proceedings; (v) complete or partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan or the reorganization insolvency, or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, could in the opinion of the Payee subject the Maker, any Guarantor, any Subsidiary of any of them or any ERISA affiliate to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise (or any combination thereof) which in the aggregate exceeds or may exceed $500,000.00; or

          (h) This Note or any of the Other Loan Documents, at any time after its execution and delivery and for any reason, ceases to be in full force and effect or shall be declared to be null and void, or the validity or enforceability of any document or instrument delivered pursuant to this Note shall be contested by the Maker, any Guarantor or any party to such document or instrument or the Maker, any Guarantor or any party to such document or instrument, shall deny that it has any or further liability or obligation under any such document or instrument; or

          (i) (A) A default beyond applicable periods of notice and grace, if any, or (B) an event entitling the Payee to declare the Principal Balance immediately due and payable, shall occur under this Note (other than those items specified above in this Paragraph 13) or under any Other Loan Document; or

          (j) Pursuant to Paragraph 17 below, the Maker shall fail to perform any term, covenant or agreement set forth in Section 5.01 of each of the Existing Credit Facilities within fifteen (15) days after notice of such failure has been given to the Maker by the Payee; or

          (k) (A) A default beyond applicable periods of Notice and grace or (B) an event entitling the "Agent" or any "Lender" thereunder to declare any indebtedness thereunder to be immediately due and payable, shall occur under either Existing Credit Facility;

then it is hereby expressly agreed that the Obligations shall become immediately due and payable upon the occurrence of any event described in subparagraph (d) and in the case of the occurrence of any other event described in this Section 13, the Obligations shall become due and payable at the option of the Payee.

     14. LATE PAYMENT CHARGE. If all or any portion of the indebtedness, whether of principal, interest, additional interest or other sum (if any) payable under this Note is not paid within fifteen (15) days after the date on which it is due, the Maker shall pay to the Payee on demand an amount equal to 2% of such unpaid portion as a late payment charge. It is hereby expressly agreed that such late charge is to compensate the Payee for costs incurred in connection with the administration of such default, and does not constitute a penalty.

     15. DEFAULT INTEREST. In addition to any late payment charge which may be due under this Note, if an Event of Default shall occur then, at the option of the Payee, the Maker shall thereafter, unless and until such date, if any, as the Payee may elect, in its sole and absolute discretion, to waive, in writing, all or any portion of such interest, pay interest on the Principal Balance from the date of such declaration or the Maturity Date, as the case may be, until the date on which the Principal Balance is paid in full (whether before or after judgment), at a rate per annum (calculated for the actual number of days elapsed on the basis of a 360-day year) equal to 2% plus the Floating Rate; provided, however, that such interest rate shall in no event exceed the maximum interest rate which the Maker may by law pay.

     16. AUTHORITY. The Maker (and the undersigned representative of the Maker) represents that the Maker has full power, authority and legal right to execute and deliver this

Note and that this Note constitutes a valid and binding obligation of the Maker.

     17. EXISTING CREDIT FACILITIES. The Maker shall perform and observe all of the "Affirmative Covenants" and "Negative Covenants" of the "Borrower" under each of the Existing Credit Facilities (i.e. under Section 5.01 and 5.02 of each of them), except for the Affirmative Covenants set forth in subparagraphs 5.01(l) and 5.01(m) of each of the Existing Facilities. All such Affirmative Covenants and Negative Covenants (and the defined terms used therein) are incorporated by reference into this Note, mutatis mutandis, and the Maker's obligations under this Paragraph 17 shall be deemed to survive the termination of the Existing Credit Facilities.

     18. DEFINED TERMS. Whenever used, the singular number shall include the plural, the plural the singular, and the words "Payee" and "Maker" shall include, respectively, the successors and assigns of the Payee and the successors and assigns of the Maker; provided, however, that the Maker shall in no event or under any circumstance have the right, without obtaining the prior written consent of the Payee, to assign or transfer its obligations under this Note or the Other Loan Documents, in whole or in part, to any other Person or party.

     19. HEADINGS, ETC. The headings and captions of the numbered paragraphs of this Note are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

     20. ENFORCEABILITY. The Maker acknowledges that this Note and the Maker's obligations under this Note are and shall at all times continue to be absolute and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Note and the obligations of the Maker under this Note or the obligations of any other Person or party relating to this Note or otherwise with respect to the Loan. This Note and the Other Loan Documents set forth the entire agreement and understanding of the Payee and the Maker, and the Maker absolutely, unconditionally and irrevocably waives any and all right to assert any setoff, counterclaim or crossclaim of any nature whatsoever with respect to this Note and the Other Loan Documents or the obligations of the Maker hereunder and thereunder (as applicable), or the obligations of any other Person or party relating hereto and thereto or to the obligations of the Maker (as applicable) hereunder or thereunder or otherwise with respect to the Loan, in any action or proceeding brought by the Payee to collect the Obligations, or any portion thereof, (provided, however, that the foregoing shall not be deemed a waiver of the Maker's right to assert any compulsory counterclaim maintained in a court of the United States, or of the State of New York if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of the Maker's right to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against the Payee in any separate action or proceeding). The Maker acknowledges that no oral or other agreements, conditions, promises, understandings, representations or warranties exist with respect to this

Note or with respect to the obligations of the Maker under this Note, except those specifically set forth in this Note.

     21. WAIVER. The Maker waives presentment, demand for payment, notice of dishonor and any or all notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note and consents to any or all delays, extensions of time, renewals, release of any party to this Note or any Other Loan Document, and of any available security therefor, to any party to this Note or any of the Other Loan Documents, or to the actual holder thereof and any and all waivers or modifications that may be granted or consented to by the Payee with regard to the time of payment or with respect to any other provisions of this Note or any of the Other Loan Documents, and the Maker agrees that no such action, delay or failure to act on the part of the Payee shall be construed as a waiver by the Payee of, or otherwise affect, in whole or in part, the Payee's right to avail itself of any remedy with respect thereto. No notice to or demand on the Maker shall be deemed to be a waiver of any obligation of the Maker or of the right of the Payee to take further action without further notice or demand as provided in this Note or the Other Loan Documents.

     22. AMENDMENTS. This Note may not be modified, amended, changed or terminated orally, and may only be amended by an agreement in writing signed by the Maker and the Payee. No waiver of any term, covenant or provision of this Note shall be effective unless given in writing by the Payee and, if so given by the Payee, shall only be effective in the specific instance in which given.

     23. GOVERNING LAW. This Note is and shall be deemed entered into in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws other than as set forth in Section 5-1401 of the New York General Obligations Law, and no defense given or allowed by the laws of any state or country shall be interposed in any action or proceeding hereon unless such defense is either given or allowed by the laws of the State of New York. The Maker acknowledges and agrees that this Note is, and is intended to be, an instrument for the payment of money only, as such phrase is used in Section 3213 of the Civil Practice Law and Rules of the State of New York, and that the Maker has been fully advised by its counsel of the Payee's rights and remedies pursuant to said
Section 3213; and the Maker expressly waives any right, and hereby agrees not, to assert that this Note is not such an instrument.

     24. VENUE AND JURISDICTION. The Maker agrees to submit to personal jurisdiction in the State of New York in any action or proceeding arising out of this Note. In furtherance of such agreement, the Maker hereby agrees and consents that without limiting other methods of obtaining jurisdiction, personal jurisdiction over the Maker in any such action or proceeding may be obtained within or without the jurisdiction of any court located in New York and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon the Maker by registered or certified mail to, or by personal service at, the last known address of the Maker, whether such address be within or without the jurisdiction of any such court. The Maker hereby agrees that the venue of any litigation arising in connection with the indebtedness, or in respect of any of the obligations of the Maker under this Note, shall, to the extent permitted by law, be in New York County.

     25. NOTICES. Any notice, request or demand given or made under this Note shall be in writing and shall be delivered by hand or overnight courier service, or mailed by certified or registered mail, if to the Maker, to it c/o Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of Gary P. Stevens, with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, and if to the Payee, to JPMorgan Chase Bank, N.A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino. Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Note shall be deemed to have been given on the date of receipt.

     26. DEBIT AUTHORIZATION. The Maker shall at all times maintain a demand deposit account with the Payee, which account shall be sufficiently funded to permit the payments of principal and interest when due under this Note. The Payee is hereby authorized to debit the Maker's account maintained with the Payee for (i) all scheduled payments of principal and/or interest under this Note, and (ii) all fees and other amounts payable to the Payee under this Note or any of the Other Loan Documents; all such debits to be made on the days such payments are due in accordance with the terms of this Note.

     27. TERMS GENERALLY. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Note in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Paragraphs, Exhibits and Schedules shall be construed to refer to Articles and Paragraphs of, and Exhibits and Schedules to, this Note and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

     28. WAIVER OF TRIAL BY JURY. The Maker hereby irrevocably and unconditionally waives, and the Payee, by its acceptance of this Note, irrevocably and unconditionally waives, any and all right to trial by jury in any litigation whatsoever arising out of or in connection with the Obligations, this Note, the Other Loan Documents and any obligations related thereto.

                  [Remainder of the Page Intentionally Blank.]

     IN WITNESS WHEREOF, the Maker has executed this Note as of the day and year first above written.

                                        INTEGRATED BRANDS INC.,
                                        a New Jersey corporation


                                        By: /s/ Gary P. Stevens
                                            ------------------------------------
                                            Name: Gary P. Stevens
                                            Title: President

                                   SCHEDULE A

     1. All terms as used in this Schedule A shall have the meanings hereinbelow set forth:

          a. The "LIBOR Rate" applicable to a particular Interest Period shall mean a rate per annum equal to 2.50% plus the Base LIBOR Rate applicable to such Interest Period.

          b. The "Base LIBOR Rate" applicable to a particular Interest Period shall mean a rate per annum equal to the product arrived at by multiplying the Fixed LIBOR Rate applicable to such Interest Period by a fraction (expressed as a decimal), the numerator of which shall be the number one and the denominator of which shall be the number one minus the aggregate reserve percentages (expressed as a decimal) from time to time established by the Board of Governors of the Federal Reserve System of the United States and any other banking authority to which the Payee is now or hereafter subject, including, but not limited to any reserve on Eurocurrency Liabilities as defined in Regulation D of the Board of Governors of the Federal Reserve System of the United States at the ratios provided in such Regulation from time to time, it being agreed that any portion of the Principal Balance bearing interest at a LIBOR Rate shall be deemed to constitute Eurocurrency Liabilities, as defined by such Regulation, and it being further agreed that such Eurocurrency Liabilities shall be deemed to be subject to such reserve requirements without benefit of or credit for prorations, exceptions or offsets that may be available to the Payee from time to time under such Regulation and irrespective of whether the Payee actually maintains all or any portion of such reserve.

          c. The "Fixed LIBOR Rate" applicable to a particular Interest Period shall mean a rate per annum equal to the rate for U.S. dollar deposits with maturities comparable to such Interest Period which appears on Telerate Page 3750 as of 11:00 a.m., London time, two (2) Working Days prior to the commencement of such Interest Period, provided, however, that if such rate does not appear on Telerate Page 3750, the "Fixed LIBOR Rate" applicable to a particular Interest Period shall mean a rate per annum equal to the rate at which U.S. dollar deposits in an amount approximately equal to the Principal Balance (or the portion thereof which will bear interest at a LIBOR Rate during the Interest Period to which such Fixed LIBOR Rate is applicable in accordance with the provisions of this Note), and with maturities comparable to the last day of the Interest Period with respect to which such Fixed LIBOR Rate is applicable, are offered in immediately available funds in the London Interbank Market to the London office of the Payee by leading banks in the Eurodollar market at 11:00 a.m., London time, two (2) Working Days prior to the commencement of the


                               Schedule A - Page 1

     Interest Period to which such Fixed LIBOR Rate is applicable.

          d. The term "Telerate Page 3750" means the display designated as Moneyline Telerate Markets Page 3750 (or any successor page). Any Fixed LIBOR Rate determined on the basis of the rate displayed on Telerate Page 3750 in accordance with the provisions of this Note shall be subject to corrections, if any, made in such rate and displayed on Telerate Page 3750 within one hour of the time when such rate is first displayed on such page.

          e. The term "Interest Period" shall mean the period of time during which a particular LIBOR Rate will be applicable to all or a particular portion of the Principal Balance in accordance with the provisions of this Note, it being agreed that:

          (i) each Interest Period shall commence and shall terminate on a Re-Set Date,

          (ii) each Interest Period shall be of a duration of one month,

          (iii) no Interest Period shall extend beyond the Maturity Date and

          (iv) except as otherwise specifically provided to the contrary in: (w) Paragraph 2 of this Note with respect to the period prior to the first Re-Set Date, (x) Paragraph 3 of this Schedule with respect to the last Interest Period during the term of this Note, (y) Paragraph 4 of this Schedule with respect to the unavailability of a LIBOR Rate, and (z) in subparagraph 7(c) of this Note with respect to a prepayment of all or a portion of the Principal Balance, the entire Principal Balance will bear interest at the LIBOR Rate pertaining to such Interest Period from and including the first day of such Interest Period to, but not including, the last day of such Interest Period.

          f. The term "Prime Rate" shall mean such rate of interest as is publicly announced by the Payee at its principal office from time to time as its prime rate. Any change in the Prime Rate shall be effective on the date such change is announced by the Payee.

          g. The term "Principal Balance" shall mean the outstanding principal balance of this Note from time to time.

          h. The term "Re-Set Date" shall mean consecutive numerically corresponding dates during the term of this Note, the first of which Re-Set Dates shall be the earlier to occur of (i) the date which is the third Working Day following the date on which the Maker shall have given the Payee notice for the commencement of the initial Interest Period under this Note, and (ii) April 6, 2005. Each Re-Set Date subsequent to


                               Schedule A - Page 2
     the first Re-Set Date or subsequent to any such newly determined Re-Set Date shall be the date in each subsequent calendar month which numerically corresponds to the first Re-Set Date or such newly determined Re-Set Date (as applicable), provided, however, that if the numerically corresponding date in any such subsequent calendar month during the term of this Note shall not be a Working Day, the Re-Set Date for such calendar month shall be the next succeeding Working Day, unless the next such succeeding Working Day would fall in the next calendar month, in which event the Re-Set Date for such calendar month shall be the next preceding Working Day. For the purposes of this Note the period of time between any two consecutive Re-Set Dates during the term of this Note shall be deemed to be a period of one month.

          i. The "Roll Over Date" applicable to a particular Interest Period shall mean the last day of such Interest Period.

          j. The term "Working Day" shall mean any day on which the Payee is open for business in New York City and on which commercial banks in the City of London, England are open for dealings in U.S. dollar deposits in the London Interbank Market.

     2. Except as otherwise specifically provided to the contrary in Paragraph 3 of this Schedule A with respect to the last Interest Period during the term of this Note, the Payee shall, as soon as practicable after 9:00 a.m., New York City time, two (2) Working Days prior to the commencement of a particular Interest Period, determine in good faith the LIBOR Rate which will be in effect during such Interest Period and inform the Maker of the LIBOR Rate so determined (which determination shall be conclusive and binding upon the Maker absent manifest error).

     3. If the last Interest Period during the term of this Note which fully complies with Subparagraph 1(e) of this Schedule shall end prior to the Maturity Date, the entire Principal Balance shall, for the remainder of the term of this Note, at the election of the Payee, either bear interest at the Prime Rate, or a one-month LIBOR Rate determined in accordance with the provisions of this Note, it being agreed that the one-month LIBOR Rate applicable to such period shall be determined as if the same were for an Interest Period of one month.

     4. In the event, and on each occasion, that on the day two (2) Working Days prior to the commencement of a particular Interest Period, the Payee shall have determined in good faith (which determination shall be conclusive and binding upon the Maker) that U.S. dollar deposits, in an amount approximately equal to the Principal Balance (or the portion thereof which is to bear interest at a LIBOR Rate during such particular Interest Period in accordance with the provisions of this Note), are not generally available at such time in the London Interbank Market, or reasonable means do not exist for ascertaining a LIBOR Rate for such particular Interest Period, the Payee shall so notify the Maker, and the interest rate applicable to the portion of the Principal Balance with respect to which such LIBOR Rate was to pertain shall automatically


                               Schedule A - Page 3
convert to the Prime Rate as of the impending Roll Over Date, it being agreed that the Prime Rate shall remain in effect thereafter with respect to such portion of the Principal Balance unless and until the Payee shall have determined in good faith (which determination shall be conclusive and binding upon the Maker) that the aforesaid circumstances no longer exist, whereupon the interest rate applicable to such portion of the Principal Balance shall be converted back to a LIBOR Rate determined in the manner hereinabove set forth in this Note effective as of the first Re-Set Date which commences ten (10) Working Days or more after such good faith determination by the Payee.

     5. Each determination of the LIBOR Rate, the Base LIBOR Rate and the Fixed LIBOR Rate applicable to a particular Interest Period shall be made by the Payee and shall be conclusive and binding upon the Maker absent manifest error. Interest at the applicable LIBOR Rate from time to time shall be calculated for the actual number of days elapsed on the basis of a 360-day year.

     6. If any change in any law or regulation or in the interpretation thereof by any governmental authority charged with the administration or interpretation thereof shall make it unlawful for the Payee to make or maintain a LIBOR Rate with respect to the Principal Balance or any portion thereof or to fund the Principal Balance or any portion thereof at a LIBOR Rate in the London Interbank Market or to give effect to its obligations as contemplated by this Note, then, upon notice by the Payee to the Maker, in accordance with the notice provisions set forth in this Note, the interest rate applicable to such portion of the Principal Balance shall be automatically converted to the Prime Rate, it being agreed that any notice given by the Payee to the Maker pursuant to this sentence shall, such change in law, regulation or interpretation permitting, be effective on the impending Roll Over Date, or shall, such change not so permitting, be effective immediately upon being given by the Payee to the Maker, and that the Prime Rate shall thereafter remain in effect with respect to such portion of the Principal Balance unless and until the Payee shall have determined in good faith (which determination shall be conclusive and binding upon the Maker) that the aforesaid circumstances no longer exist, whereupon the interest rate applicable to such portion of the Principal Balance shall be converted to a LIBOR Rate determined in the manner hereinabove set forth in this Note effective as of the first Re-Set Date which commences ten (10) Working Days or more after such good faith determination by the Payee. If the interest rate applicable to all or any portion of the Principal Balance is converted from a LIBOR Rate to the Prime Rate on a date other than a Roll Over Date in accordance with the provisions of the preceding sentence, the Maker shall pay to the Payee on demand an amount equal to the prepayment premium, if any, which would have been due pursuant to the provisions of this Note hereinafter set forth if the portion of the Principal Balance bearing interest at such LIBOR Rate was prepaid in full on the date of such conversion.


                               Schedule A - Page 4

                               GUARANTY OF PAYMENT

                                                              New York, New York
                                                                  March 25, 2005

     WHEREAS, Integrated Brands Inc., a New Jersey corporation, having an office at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Borrower"), has applied to JPMorgan Chase Bank, N.A., a national banking association ("Chase") for a loan in the principal sum of $40,000,000.00 (the "Loan"), which Loan will be evidenced by the Note (as defined in Exhibit A hereto);

     WHEREAS, the Borrower is a wholly-owned Subsidiary (as defined in Exhibit A hereto) of the undersigned and the undersigned will receive direct and substantial benefit from the making of the Loan; and

     WHEREAS, Chase is willing to make the Loan only if the undersigned executes and delivers this Guaranty and guarantees payment to Chase of the Obligations (as defined hereinbelow) in the manner hereinafter provided.

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, and to induce Chase to make the Loan, the undersigned hereby acknowledges, agrees, and confirms that all of the above recitals are true, correct and complete and hereby covenants and agrees with Chase as follows:

     1. The undersigned guarantees, absolutely, irrevocably and unconditionally, to Chase the payment of the Obligations. The term "Obligations" as used in this Guaranty shall mean all liabilities of the Borrower to Chase of whatever nature, whether now existing or hereafter incurred, whether created directly or acquired by Chase, by assignment or otherwise, whether matured or unmatured and whether absolute or contingent, including, without limitation, all principal, interest, additional interest (including specifically all interest accruing from and after the commencement of any case, proceeding or action under any existing or future laws relating to bankruptcy, insolvency or similar matters with respect to the Borrower) and other sums of any nature whatsoever, which may or shall become due and payable solely in connection with the Loan, including, without limitation, any liabilities of the Borrower to Chase arising from or pursuant to the provisions of the Note, or any of the other Loan Documents (as defined in Exhibit A hereto) (all of the above unaffected by modification thereof in any bankruptcy or insolvency proceeding), and even though Chase may not have an allowed claim for the same against the Borrower or any such other Person as a result of any bankruptcy or insolvency proceeding.

     2. The undersigned agrees that the undersigned shall indemnify and hold Chase harmless and defend Chase at the undersigned's sole cost and expense against any loss or liability, cost or expense (including, but not limited to, reasonable attorneys' fees and disbursements of Chase's counsel, whether in-house staff, retained firms or otherwise), and all claims, actions, procedures and suits arising out of or in connection with:

          (a) any ongoing matters arising out of the transaction contemplated by this Guaranty, the Obligations, the Note, the Security Agreement (as defined in Exhibit A hereto) or any of the other Loan Documents, including, but not limited to, all costs of audits, appraisals and reappraisals of the Collateral (as defined in the Security Agreement) or any part thereof;

          (b) any amendment to, or restructuring of, this Guaranty, the Obligations, the Note, or any of the other Loan Documents;

          (c) any and all lawful action that may be taken by Chase in connection with the enforcement of the provisions of this Guaranty, the Note, the Security Agreement or any of the other Loan Documents, whether or not suit is filed in connection with the same, or in connection with the undersigned or any other Guarantor (as defined in Exhibit A hereto), the Borrower and/or any partner, joint venturer or shareholder of any thereof, becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; and

          (d) the past, current and/or future sale or offering for sale of stock or membership interests (as applicable) in the Borrower or the undersigned or any other Guarantor, including, without limitation, liabilities under applicable securities or blue sky laws.

All sums expended by Chase shall be paid within 15 days after a demand therefor by the Bank and, until reimbursed by the Borrower or by the undersigned pursuant hereto, shall bear interest at the default rate of interest set forth in the Note. The provisions of this paragraph 2 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities (as defined hereinbelow).

     3. The undersigned shall perform and observe each of the "Affirmative Covenants", "Negative Covenants" and "Financial Requirements" made by or imposed on "Coolbrands" under each of the Existing Credit Facilities (as defined in Exhibit A hereto) (i.e. Sections 5.01, 5.02 and 5.03 of each of them), except for the Affirmative Covenants set forth in subparagraphs 5.01(l) and 5.01(m) of each of the Existing Facilities. All such Affirmative Covenants, Negative Covenants and Financial Requirements (and the defined terms used therein) are incorporated by reference into this Guaranty, mutantis mutandis, and the undersigned's obligations under this paragraph 3 shall be deemed to survive the termination of the Existing Credit Facilities.

     4. In addition to any right available to Chase under applicable law or any other agreement, the undersigned hereby gives to Chase a continuing lien on, security interest in and right of set-off against all moneys, securities and other property of the undersigned and the proceeds thereof, now on deposit or now or hereafter delivered, remaining with or in transit in any manner to Chase, its correspondents, participants or its agents from or for the undersigned, whether for safekeeping, custody, pledge, transmission, collection or otherwise or coming into possession of Chase in any way, and also, any balance of any deposit account and credits of the undersigned with, and any and all claims of the undersigned against, Chase at any time existing, as collateral security for the payment of the Obligations and all of the other obligations of the undersigned under this Guaranty, including fees, contracted with or acquired by Chase, whether joint, several, absolute, contingent, secured, matured or unmatured (for the purposes of this paragraph 4 and paragraphs 6,8 and 16 below, collectively the "Liabilities"), hereby authorizing Chase at any time or times, without prior notice, to apply such balances, credits or claims, or any part thereof, to such Liabilities in such amounts as it may select, whether contingent, unmatured or otherwise and whether any collateral security therefor is deemed adequate or not. The collateral security described herein shall be in addition to any collateral security for the Obligations described in any separate agreement executed by the undersigned. Chase, in addition to any right available to it under applicable law or any other agreement, shall have the right, at its option, to immediately set off against any Liabilities all monies owed by Chase in any capacity to the undersigned, whether or not due, and Chase shall, at its option, be deemed to have exercised such right to set off and to have made a charge against any such money immediately upon the occurrence of any of the events of default set forth in paragraph 8 below, even though such charge is made or entered on the books of Chase subsequent to those events.

     5. All moneys available to Chase for application in payment or reduction of the Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit to the payment or reduction of such portion of the Obligations as Chase may elect.

     6. The undersigned hereby expressly agrees that this Guaranty is independent of, and in addition to, all collateral granted, pledged or assigned under the Loan Documents, and the undersigned hereby consents that from time to time, before or after any default by the Borrower, with or without further notice to or assent from the undersigned:

          (a) any security at any time held by or available to Chase for any obligation of the Borrower, or any security at any time held by or available to Chase for any obligation of any other Person or party primarily, secondarily or otherwise liable for all or any portion of the Obligations, any other Liabilities and/or any other obligations of the Borrower or any other Person or party, other than Chase, under any of the Loan Documents ("Other Obligations"), including any Guarantor and/or any other guarantor of any of the Obligations or Other Obligations, may be accelerated, settled, exchanged, surrendered or released and Chase may fail to set off and may release, in whole or in part, any balance of any deposit account or credit on its books in favor of the Borrower, or of any such other Person or party;

          (b) any obligation of the Borrower, or of any such other Person or party, may be changed, altered, renewed, extended, continued, accelerated, surrendered, compromised, settled, waived or released in whole or in part, or any default with respect thereto waived; and

          (c) Chase may extend further credit in any manner whatsoever to the Borrower, and generally deal with the Borrower or any of the abovementioned security, deposit account or credit on its books or other Person or party as Chase may see fit;

and the undersigned shall remain bound in all respects under this Guaranty, without any loss of any rights by Chase and without affecting the liability of the undersigned, notwithstanding any such exchange, surrender, release, change, alteration, renewal, extension, continuance, compromise, waiver, inaction, extension of further credit or other dealing. In addition, all moneys available to Chase for application in payment or reduction of the Obligations and/or any Other Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit.

     7. The undersigned hereby waives:

          (a) notice of acceptance of this Guaranty and of the making of the Loan;

          (b) presentment and demand for payment of the Obligations or any portion thereof;

          (c) protest and notice of dishonor or default to the undersigned or to any other Person or party with respect to the Obligations or any portion thereof;

          (d) all other notices to which the undersigned might otherwise be entitled; and

          (e) any demand under this Guaranty.

     8. If any of the following events should occur:

          (a) any representation or warranty of the undersigned in this Guaranty or in any of the other Loan Documents or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made;

          (b) an "Event of Default" (as defined therein) shall occur under the Note; or

          (c) the undersigned violates any provision of this Guaranty;

then, and in such event, Chase may declare the Liabilities to be, and the same shall become, immediately due and payable.

     9. This is a guaranty of payment and not of collection and the undersigned further waives any right to require that any action be brought against the Borrower or any other Person or party (including, without limitation, any other Guarantor) or to require that resort be had to any security or to any balance of any deposit account or credit on the books of Chase in favor of the

Borrower or any other Person or party. Any payment on account of or reacknowledgment of the Obligations by the Borrower, or any other party liable therefor, shall be deemed to be made on behalf of the undersigned and shall serve to start anew the statutory period of limitations applicable to the Obligations.

     10. Each reference herein to Chase shall be deemed to include its successors and assigns, in whose favor the provisions of this Guaranty shall also inure. Each reference herein to the undersigned shall be deemed to include (as applicable) the successors and assigns of the undersigned, all of whom shall be bound by the provisions of this Guaranty; provided, however, that the undersigned shall in no event nor under any circumstance have the right, without obtaining the express prior written consent of Chase, to assign or transfer the undersigned's obligations and liabilities under this Guaranty, in whole or in part, to any other Person or party.

     11. The agreements and obligations on the part of the undersigned herein contained shall remain in force and application notwithstanding the merger, consolidation, reorganization or absorption thereof, and the term "undersigned" shall include such new entity, but the old entity shall not thereby be released from any obligations or liabilities hereunder. Nothing in this paragraph shall be construed as a waiver of any covenant incorporated by reference herein under paragraph 3 above, or a consent by Chase to any such merger, consolidation, reorganization or absorption.

     12. No delay on the part of Chase in exercising any right or remedy under this Guaranty or failure to exercise the same shall operate as a waiver in whole or in part of any such right or remedy. No notice to or demand on the undersigned or any other Guarantor shall be deemed to be a waiver of the obligations of the undersigned or of the right of Chase to take further action without notice or demand as provided in this Guaranty. No course of dealing between the undersigned and Chase shall change, modify or discharge, in whole or in part, this Guaranty or any obligations of the undersigned hereunder.

     13. This Guaranty may be modified, amended, changed or terminated only by an agreement in writing signed by Chase and the undersigned. No waiver of any term, covenant or provision of this Guaranty shall be effective unless given in writing by Chase and if so given by Chase shall only be effective in the specific instance in which given. The execution and delivery hereafter to Chase by the undersigned of a new instrument of guaranty or any reaffirmation of guaranty, of whatever nature, shall not terminate, supersede or cancel this instrument, unless expressly so provided therein, and all rights and remedies of Chase hereunder or under any instrument of guaranty hereafter executed and delivered to Chase by the undersigned shall be cumulative and may be exercised singly or concurrently.

     14. The undersigned acknowledges that this Guaranty and the undersigned's obligations under this Guaranty are and shall at all times continue to be absolute, irrevocable and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Guaranty and the obligations of the undersigned under this Guaranty or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the obligations of the undersigned hereunder or otherwise with respect to the Obligations, including, but not limited to, a foreclosure, similar action or realization upon any collateral given, pledged or assigned as security for all or any portion of the Obligations, or the filing of a petition under Title 11 of the United States Code with regard to the Borrower, the undersigned or any other Guarantor, or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, the undersigned or any other Guarantor, or the obtaining by Chase of title to, assets encumbered by the Security Agreement, or any other collateral given, pledged or assigned as security for the Obligations or for the obligation of any other Guarantor, by reason of the foreclosure or enforcement of the Security Agreement or any other pledge or security agreement, the transfer of assets in settlement of claims under the Security Agreement or any other Loan Documents, or otherwise. This Guaranty and the other Loan Documents set forth the entire agreement and understanding of Chase and the undersigned with respect to the matters covered by this Guaranty and the other Loan Documents and the undersigned acknowledges that no oral or other agreements, understandings, representations or warranties exist with respect to this Guaranty or with respect to the obligations of the undersigned under this Guaranty, except those specifically set forth in this Guaranty and the other Loan Documents.

     15. The undersigned further represents and warrants to Chase that:

          (a) neither the execution and delivery of this Guaranty nor the consummation of the transactions contemplated hereby nor compliance with the terms and provisions hereof will violate any applicable provision of law or any applicable regulation or other manifestation of governmental action; and

          (b) all necessary approvals, consents, licenses, registrations and validations of any governmental regulatory body, including, without limitation, approvals required to permit the undersigned to execute and carry out the provisions of this Guaranty, for the validity of the obligations of the undersigned hereunder and for the making of any payment or remittance of any funds required to be made by the undersigned under this Guaranty, have been obtained and are in full force and effect.

     16. Notwithstanding any payments made by the undersigned pursuant to the provisions of this Guaranty, the undersigned irrevocably waives all rights to enforce or collect upon any rights which it now has or may acquire against the Borrower either by way of subrogation, indemnity, reimbursement or contribution for any amount paid under this Guaranty or by way of any other obligations whatsoever of the Borrower to the undersigned, nor shall the undersigned file, assert or receive payment on any claim, whether now existing or hereafter arising, against the Borrower in the event of the commencement of a case by or against the Borrower under Title 11 of the United States Code. In the event either a petition is filed under said Title 11 of the United States Code with regard to the Borrower or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, this Guaranty shall at all times thereafter remain effective in regard to any payments or other transfers of assets to Chase received from or on behalf of the Borrower prior to notice of termination of this Guaranty and which are or may be held voidable on the grounds of preference or fraud, whether or not the Obligations has been paid in full. The provisions of this paragraph 16 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities.

     17. Any notice, request or demand given or made under this Guaranty shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, if to the undersigned, to it at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R NY7, Attention of __________________________, with a copy to Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of Gary P. Stevens and with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, and if to Chase, to JPMorgan Chase Bank, N.A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino. Any party hereto may change its address by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Guaranty shall be deemed to have been given on the date of receipt.

     18. This Guaranty is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York and shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of laws other than as set forth in Section 5-1401 of the New York General Obligations Law. The undersigned acknowledges and agrees that this Guaranty is, and is intended to be, an instrument for the payment of money only, as such phrase is used in
Section 3213 of the Civil Practice Law and Rules of the State of New York, and the undersigned has been fully advised by its counsel of the rights and remedies available against them pursuant to said Section 3213.

     19. No failure or delay of Chase in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Chase hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Guaranty or any other Loan Document or consent to any departure by any of the undersigned therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any of the undersigned in any case shall entitle the undersigned to any other or further notice or demand in similar or other circumstances.

     20. The undersigned absolutely, unconditionally and irrevocably waives any and all right to assert or interpose any defense, setoff, counterclaim or crossclaim of any nature whatsoever with respect to this Guaranty or the obligations of the undersigned under this Guaranty, or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the guaranty of any other Guarantor, or the obligations of the undersigned hereunder, of the Borrower under the Note or otherwise with respect to the Loan in any action or proceeding brought by Chase to collect the Obligations, or any portion thereof, or to enforce the obligations of the undersigned under this Guaranty (provided, however, that the foregoing shall not be deemed a waiver of the right of the undersigned to assert any compulsory counterclaim maintained in a court of the United States, or of the State of New York if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of the right of the undersigned to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Chase in any separate action or proceeding). The undersigned hereby undertakes and agrees that this Guaranty shall remain in full force and effect for all of the obligations and liabilities of the undersigned hereunder, notwithstanding the maturity of the Obligations, whether by acceleration, scheduled maturity or otherwise.

     21. No exculpatory provisions which may be contained in the Note or in any other Loan Document shall in any event or under any circumstances be deemed or construed to modify, qualify, or affect in any manner whatsoever the obligations and liabilities of the undersigned under this Guaranty.

     22. The obligations and liabilities of the undersigned under this Guaranty are in addition to the obligations and liabilities of the undersigned under the Other Guaranties (as hereinafter defined). The discharge of any or all of the undersigned's obligations and liabilities under any one or more of the Other Guaranties by the undersigned or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under this Guaranty. Conversely, the discharge of the undersigned's obligations and liabilities under this Guaranty by Chase or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under any of the Other Guaranties. The term "Other Guaranties" as used herein shall mean any other guaranty of payment, guaranty of performance, completion guaranty, indemnification agreement or other guaranty or instrument creating any obligation or undertaking of any nature whatsoever (other than this Guaranty) now or hereafter executed and delivered by the undersigned to Chase in connection with any or all of the Obligations. In the event of any conflict between any of the Other Guaranties and this Guaranty, the terms of this Guaranty shall control.

     23. This Guaranty may be executed in one or more counterparts by some or all of the parties hereto, each of which counterparts shall be an original and all of which together shall constitute a single agreement of guaranty. The failure of any party listed below to execute this Guaranty, or any counterpart hereof, or the ineffectiveness for any reason of any such execution, shall not relieve the other signatories from their obligations hereunder.

     24. Any and all payments by the undersigned hereunder shall be made free and clear of and without deduction for any and all present or future taxes, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on Chase's net income and franchise taxes imposed on Chase by any jurisdiction or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the undersigned shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to Chase: (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) Chase shall receive an amount equal to the sum it would have received had no such deductions been made; (ii) the undersigned shall make such deductions; and (iii) the undersigned shall pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law. The undersigned shall, pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Guaranty (hereinafter referred to as "Other Taxes"). The undersigned shall indemnify Chase for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by Chase and any liability (including penalties, interest and reasonable out-of-pocket expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other governmental authority. Such indemnification shall be made within 30 days after the date Chase makes written demand therefor, which demand may be made after Chase, in its sole discretion and at the sole expense of the undersigned, determines not to challenge or contest such assertion of Taxes or Other Taxes. If Chase receives a refund in respect of any Taxes or Other Taxes for which Chase has received payment from the undersigned hereunder it shall promptly notify the undersigned of such refund and shall promptly upon receipt repay such refund to the undersigned, net of all out-of-pocket expenses of Chase and without interest; provided, however, that the undersigned, upon the request of Chase, agrees to return such refund (plus penalties, interest or other charges) to Chase in the event Chase is required to repay such refund. Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the undersigned in respect of any payment to Chase, the undersigned will furnish to Chase the original or a certified copy of a receipt evidencing payment thereof. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this paragraph shall survive the termination of this Guaranty and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     25. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in U.S. dollars into another currency, the undersigned agrees, to the fullest extent that it may effectively do so under applicable law, that the rate of exchange used shall be the spot rate at which (in accordance with normal banking procedures) could be purchased in New York City with such other currency by the Person obtaining such judgment on the Business Day preceding that on which final judgment is given. The undersigned agrees, to the fullest extent that it may effectively do so under applicable law, that any payments made hereunder shall be made in U.S. dollars and that any payment obligation (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than U.S. dollars, except to the extent that such tender or recovery shall result in the actual receipt by Chase of the full amount of U.S. dollars expressed as payable in respect of the Obligations (it being assumed for purposes of this clause (i) that Chase will convert any amount tendered or recovered into U.S. dollars on the date of such tender or recovery), (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in U.S. dollars the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. dollars so expressed to be payable, and (iii) shall not be affected by an unrelated judgment being obtained for any other sum due under this Guaranty. The provisions of this paragraph shall survive the termination of this Guaranty and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     26. The undersigned agrees to submit to personal jurisdiction in the State of New York in any action or proceeding arising out of this Guaranty. In furtherance of such agreement, the undersigned hereby agrees and consents that without limiting other methods of obtaining jurisdiction, personal jurisdiction over the undersigned in any such action or proceeding may be obtained within or without the jurisdiction of any court located in the State of New York and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon the undersigned as set forth in paragraph 27 below. The undersigned hereby further agrees that the venue of any litigation arising in connection with the Obligations or in respect of any of the obligations of the undersigned under this Guaranty, shall, to the extent permitted by law, be in New York County. The undersigned agrees not to raise, and hereby waives, any objection to or defense based upon the venue of any such court and any objection or defense based upon "forum non conveniens."

     27. The undersigned agrees that a final judgment in any proceeding brought in any of the courts specified in the immediately preceding paragraph shall be conclusive and binding upon the undersigned and may be enforced in the courts of the United States, the State of New York or any other courts to the jurisdiction of which the undersigned is subject, by a suit upon judgment, provided that service of process is effected on the undersigned in one of the manners specified in the remainder of this paragraph. The undersigned hereby irrevocably designates Gary P. Stevens (the "Process Agent") with an office on the date hereof at 4175 Veterans Highway, Ronkonkoma, New York 11779, to accept on behalf of the undersigned and its property, service of copies of the summons and complaint and any other process which may be served in any proceeding. The undersigned shall deliver to Chase evidence of the Process Agent's acceptance of such appointment. If the Process Agent shall cease to act, the undersigned agrees that it shall irrevocably appoint without delay another agent satisfactory to Chase and shall deliver evidence of such Process Agent's acceptance of such appointment to Chase. Such service may be made by mailing or delivering a copy of such process to the undersigned in care of the Process Agent at the Process Agent's above address, and the undersigned hereby irrevocably authorizes and directs the Process Agent to accept such service. The undersigned also irrevocably waives personal service upon it and consents to the service of any and all process in any proceeding by the mailing of copies of such process to the at its address by registered or certified mail. The undersigned hereby agrees that nothing in this Guaranty shall affect the right of Chase to serve legal process in any other manner permitted by law or affect the right of Chase to bring any action or proceeding against the undersigned or any property in the courts of any other jurisdiction. To the extent that the undersigned has or hereafter may acquire any immunity from suit, jurisdiction of any court or any legal process (whether through attachment prior to judgment, attachment in aid of execution, execution of a judgment, or from any other legal process or remedy) with respect to itself or its property, the undersigned hereby irrevocably waives such immunity in respect of its obligations under this Guaranty.

     28. The undersigned hereby irrevocably and unconditionally waives, and Chase by its acceptance of this Guaranty irrevocably and unconditionally waives, any and all right to trial by jury in any action, suit or counterclaim arising in connection with, out of or otherwise relating to this Guaranty.

                 [remainder of page is deliberately left blank]

     IN WITNESS WHEREOF, the undersigned have duly executed this Guaranty the day and year first above set forth.

WITNESS:                                COOLBRANDS INTERNATIONAL INC.


/s/ Liat                                        By: /s/ David Stein
-------------------------------------           --------------------------------
Liat Vavozlavsky                                David Stein, President

                                    EXHIBIT A

I. As used herein, the following terms shall have the following meanings:

          (a) The term "Business Day" shall have the meaning given to such term in the Note.

          (b) The term "Existing Credit Facilities" shall have the meaning given to such term in the Note.

          (c) The term "Guarantor" means any Person guaranteeing any of all of the obligations of the Borrower under the Note.

          (d) The term "Loan Documents" shall mean the Note, the Security Agreement, this Guaranty and any other documents executed by the Borrower or others, and by or in favor of Chase, in connection with the Note, the Security Agreement, this Guaranty or any other guaranty of the Obligations given by a Guarantor.

          (e) The term "Note" shall mean the Promissory Note dated the date of this Guaranty of Payment in the principal sum of $40,000,000 made by the Borrower to Chase.

          (f) The term "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local "government, or a political subdivision thereof or any agency of such government or subdivision.

          (g) The term "Security Agreement" means the Security Agreement dated the date of this Guaranty made by Coolbrands Dairy Inc., as Debtor, and Chase, as Lender, in connection with the Loan.

          (h) The term "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

II. Rules of Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and

"including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein),
(b) any reference herein to any Person shall be construed to include such Person's successors and assigns, and (c) the words "herein" "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Guaranty in its entirety and not to any particular provision hereof.

                               GUARANTY OF PAYMENT

                                                              New York, New York
                                                                  March 25, 2005

     WHEREAS, Integrated Brands Inc., a New Jersey corporation, having an office at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Borrower"), has applied to JPMorgan Chase Bank, N.A., a national banking association ("Chase") for a loan in the principal sum of $40,000,000.00 (the "Loan"), which Loan will be evidenced by the Note (as defined in Exhibit A hereto);

     WHEREAS, the Borrower is a wholly-owned Subsidiary (as defined in Exhibit A hereto) of the undersigned and the undersigned will receive direct and substantial benefit from the making of the Loan; and

     WHEREAS, Chase is willing to make the Loan only if the undersigned executes and delivers this Guaranty and guarantees payment to Chase of the Obligations (as defined hereinbelow) in the manner hereinafter provided.

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, and to induce Chase to make the Loan, the undersigned hereby acknowledges, agrees, and confirms that all of the above recitals are true, correct and complete and hereby covenants and agrees with Chase as follows:

     1. The undersigned guarantees, absolutely, irrevocably and unconditionally, to Chase the payment of the Obligations. The term "Obligations" as used in this Guaranty shall mean all liabilities of the Borrower to Chase of whatever nature, whether now existing or hereafter incurred, whether created directly or acquired by Chase, by assignment or otherwise, whether matured or unmatured and whether absolute or contingent, including, without limitation, all principal, interest, additional interest (including specifically all interest accruing from and after the commencement of any case, proceeding or action under any existing or future laws relating to bankruptcy, insolvency or similar matters with respect to the Borrower) and other sums of any nature whatsoever, which may or shall become due and payable solely in connection with the Loan, including, without limitation, any liabilities of the Borrower to Chase arising from or pursuant to the provisions of the Note, or any of the other Loan Documents (as defined in Exhibit A hereto) (all of the above unaffected by modification thereof in any bankruptcy or insolvency proceeding), and even though Chase may not have an allowed claim for the same against the Borrower or any such other Person as a result of any bankruptcy or insolvency proceeding.

     2. The undersigned agrees that the undersigned shall indemnify and hold Chase harmless and defend Chase at the undersigned's sole cost and expense against any loss or liability, cost or expense (including, but not limited to, reasonable attorneys' fees and disbursements of Chase's counsel, whether in-house staff, retained firms or otherwise), and all claims, actions, procedures and suits arising out of or in connection with:

          (a) any ongoing matters arising out of the transaction contemplated by this Guaranty, the Obligations, the Note, the Security Agreement (as defined in Exhibit A hereto) or any of the other Loan Documents, including, but not limited to, all costs of audits, appraisals and reappraisals of the Collateral (as defined in the Security Agreement) or any part thereof;

          (b) any amendment to, or restructuring of, this Guaranty, the Obligations, the Note, or any of the other Loan Documents;

          (c) any and all lawful action that may be taken by Chase in connection with the enforcement of the provisions of this Guaranty, the Note, the Security Agreement or any of the other Loan Documents, whether or not suit is filed in connection with the same, or in connection with the undersigned or any other Guarantor (as defined in Exhibit A hereto), the Borrower and/or any partner, joint venturer or shareholder of any thereof, becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; and

          (d) the past, current and/or future sale or offering for sale of stock or membership interests (as applicable) in the Borrower or the undersigned or any other Guarantor, including, without limitation, liabilities under applicable securities or blue sky laws.

All sums expended by Chase shall be paid within 15 days after a demand therefor by the Bank and, until reimbursed by the Borrower or by the undersigned pursuant hereto, shall bear interest at the default rate of interest set forth in the Note. The provisions of this paragraph 2 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities (as defined hereinbelow).

     3. The undersigned shall perform and observe each of the "Affirmative Covenants", "Negative Covenants" and "Financial Requirements" made by or imposed on "Coolbrands" under each of the Existing Credit Facilities (as defined in Exhibit A hereto) (i.e. Sections 5.01, 5.02 and 5.03 of each of them), except for the Affirmative Covenants set forth in subparagraphs 5.01(l) and 5.01(m) of each of the Existing Facilities. All such Affirmative Covenants, Negative Covenants and Financial Requirements (and the defined terms used therein) are incorporated by reference into this Guaranty, mutantis mutandis, and the undersigned's obligations under this paragraph 3 shall be deemed to survive the termination of the Existing Credit Facilities.

     4. In addition to any right available to Chase under applicable law or any other agreement, the undersigned hereby gives to Chase a continuing lien on, security interest in and right of set-off against all moneys, securities and other property of the undersigned and the proceeds thereof, now on deposit or now or hereafter delivered, remaining with or in transit in any manner to Chase, its correspondents, participants or its agents from or for the undersigned, whether for safekeeping, custody, pledge, transmission, collection or otherwise or coming into possession of

Chase in any way, and also, any balance of any deposit account and credits of the undersigned with, and any and all claims of the undersigned against, Chase at any time existing, as collateral security for the payment of the Obligations and all of the other obligations of the undersigned under this Guaranty, including fees, contracted with or acquired by Chase, whether joint, several, absolute, contingent, secured, matured or unmatured (for the purposes of this paragraph 4 and paragraphs 6,8 and 16 below, collectively the "Liabilities"), hereby authorizing Chase at any time or times, without prior notice, to apply such balances, credits or claims, or any part thereof, to such Liabilities in such amounts as it may select, whether contingent, unmatured or otherwise and whether any collateral security therefor is deemed adequate or not. The collateral security described herein shall be in addition to any collateral security for the Obligations described in any separate agreement executed by the undersigned. Chase, in addition to any right available to it under applicable law or any other agreement, shall have the right, at its option, to immediately set off against any Liabilities all monies owed by Chase in any capacity to the undersigned, whether or not due, and Chase shall, at its option, be deemed to have exercised such right to set off and to have made a charge against any such money immediately upon the occurrence of any of the events of default set forth in paragraph 8 below, even though such charge is made or entered on the books of Chase subsequent to those events.

     5. All moneys available to Chase for application in payment or reduction of the Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit to the payment or reduction of such portion of the Obligations as Chase may elect.

     6. The undersigned hereby expressly agrees that this Guaranty is independent of, and in addition to, all collateral granted, pledged or assigned under the Loan Documents, and the undersigned hereby consents that from time to time, before or after any default by the Borrower, with or without further notice to or assent from the undersigned:

          (a) any security at any time held by or available to Chase for any obligation of the Borrower, or any security at any time held by or available to Chase for any obligation of any other Person or party primarily, secondarily or otherwise liable for all or any portion of the Obligations, any other Liabilities and/or any other obligations of the Borrower or any other Person or party, other than Chase, under any of the Loan Documents ("Other Obligations"), including any Guarantor and/or any other guarantor of any of the Obligations or Other Obligations, may be accelerated, settled, exchanged, surrendered or released and Chase may fail to set off and may release, in whole or in part, any balance of any deposit account or credit on its books in favor of the Borrower, or of any such other Person or party;

          (b) any obligation of the Borrower, or of any such other Person or party, may be changed, altered, renewed, extended, continued, accelerated, surrendered, compromised, settled, waived or released in whole or in part, or any default with respect thereto waived; and

          (c) Chase may extend further credit in any manner whatsoever to the Borrower, and generally deal with the Borrower or any of the abovementioned security, deposit account or credit on its books or other Person or party as Chase may see fit;

and the undersigned shall remain bound in all respects under this Guaranty, without any loss of any rights by Chase and without affecting the liability of the undersigned, notwithstanding any such exchange, surrender, release, change, alteration, renewal, extension, continuance, compromise, waiver, inaction, extension of further credit or other dealing. In addition, all moneys available to Chase for application in payment or reduction of the Obligations and/or any Other Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit.

     7. The undersigned hereby waives:

          (a) notice of acceptance of this Guaranty and of the making of the Loan;

          (b) presentment and demand for payment of the Obligations or any portion thereof;

          (c) protest and notice of dishonor or default to the undersigned or to any other Person or party with respect to the Obligations or any portion thereof;

          (d) all other notices to which the undersigned might otherwise be entitled; and

          (e) any demand under this Guaranty.

     8. If any of the following events should occur:

          (a) any representation or warranty of the undersigned in this Guaranty or in any of the other Loan Documents or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made;

          (b) an "Event of Default" (as defined therein) shall occur under the Note; or

          (c) the undersigned violates any provision of this Guaranty;

then, and in such event, Chase may declare the Liabilities to be, and the same shall become, immediately due and payable.

     9. This is a guaranty of payment and not of collection and the undersigned further waives any right to require that any action be brought against the Borrower or any other Person or party (including, without limitation, any other Guarantor) or to require that resort be had to any security or to any balance of any deposit account or credit on the books of Chase in favor of the Borrower or any other Person or party. Any payment on account of or reacknowledgment of the

Obligations by the Borrower, or any other party liable therefor, shall be deemed to be made on behalf of the undersigned and shall serve to start anew the statutory period of limitations applicable to the Obligations.

     10. Each reference herein to Chase shall be deemed to include its successors and assigns, in whose favor the provisions of this Guaranty shall also inure. Each reference herein to the undersigned shall be deemed to include (as applicable) the successors and assigns of the undersigned, all of whom shall be bound by the provisions of this Guaranty; provided, however, that the undersigned shall in no event nor under any circumstance have the right, without obtaining the express prior written consent of Chase, to assign or transfer the undersigned's obligations and liabilities under this Guaranty, in whole or in part, to any other Person or party.

     11. The agreements and obligations on the part of the undersigned herein contained shall remain in force and application notwithstanding the merger, consolidation, reorganization or absorption thereof, and the term "undersigned" shall include such new entity, but the old entity shall not thereby be released from any obligations or liabilities hereunder. Nothing in this paragraph shall be construed as a waiver of any covenant incorporated by reference herein under paragraph 3 above, or a consent by Chase to any such merger, consolidation, reorganization or absorption.

     12. No delay on the part of Chase in exercising any right or remedy under this Guaranty or failure to exercise the same shall operate as a waiver in whole or in part of any such right or remedy. No notice to or demand on the undersigned or any other Guarantor shall be deemed to be a waiver of the obligations of the undersigned or of the right of Chase to take further action without notice or demand as provided in this Guaranty. No course of dealing between the undersigned and Chase shall change, modify or discharge, in whole or in part, this Guaranty or any obligations of the undersigned hereunder.

     13. This Guaranty may be modified, amended, changed or terminated only by an agreement in writing signed by Chase and the undersigned. No waiver of any term, covenant or provision of this Guaranty shall be effective unless given in writing by Chase and if so given by Chase shall only be effective in the specific instance in which given. The execution and delivery hereafter to Chase by the undersigned of a new instrument of guaranty or any reaffirmation of guaranty, of whatever nature, shall not terminate, supersede or cancel this instrument, unless expressly so provided therein, and all rights and remedies of Chase hereunder or under any instrument of guaranty hereafter executed and delivered to Chase by the undersigned shall be cumulative and may be exercised singly or concurrently.

     14. The undersigned acknowledges that this Guaranty and the undersigned's obligations under this Guaranty are and shall at all times continue to be absolute, irrevocable and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Guaranty and the obligations of the undersigned under this Guaranty or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the obligations of the undersigned hereunder or otherwise with respect to the Obligations, including, but not limited to, a foreclosure, similar action or realization upon any collateral given, pledged or assigned as security for all or any portion of the Obligations, or the filing of a petition under Title 11 of the United States Code with regard to the Borrower, the undersigned or any other Guarantor, or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, the undersigned or any other Guarantor, or the obtaining by Chase of title to, assets encumbered by the Security Agreement, or any other collateral given, pledged or assigned as security for the Obligations or for the obligation of any other Guarantor, by reason of the foreclosure or enforcement of the Security Agreement or any other pledge or security agreement, the transfer of assets in settlement of claims under the Security Agreement or any other Loan Documents, or otherwise. This Guaranty and the other Loan Documents set forth the entire agreement and understanding of Chase and the undersigned with respect to the matters covered by this Guaranty and the other Loan Documents and the undersigned acknowledges that no oral or other agreements, understandings, representations or warranties exist with respect to this Guaranty or with respect to the obligations of the undersigned under this Guaranty, except those specifically set forth in this Guaranty and the other Loan Documents.

     15. The undersigned further represents and warrants to Chase that:

          (a) neither the execution and delivery of this Guaranty nor the consummation of the transactions contemplated hereby nor compliance with the terms and provisions hereof will violate any applicable provision of law or any applicable regulation or other manifestation of governmental action; and

          (b) all necessary approvals, consents, licenses, registrations and validations of any governmental regulatory body, including, without limitation, approvals required to permit the undersigned to execute and carry out the provisions of this Guaranty, for the validity of the obligations of the undersigned hereunder and for the making of any payment or remittance of any funds required to be made by the undersigned under this Guaranty, have been obtained and are in full force and effect.

     16. Notwithstanding any payments made by the undersigned pursuant to the provisions of this Guaranty, the undersigned irrevocably waives all rights to enforce or collect upon any rights which it now has or may acquire against the Borrower either by way of subrogation, indemnity, reimbursement or contribution for any amount paid under this Guaranty or by way of any other obligations whatsoever of the Borrower to the undersigned, nor shall the undersigned file, assert or receive payment on any claim, whether now existing or hereafter arising, against the Borrower in the event of the commencement of a case by or against the Borrower under Title 11 of the United States Code. In the event either a petition is filed under said Title 11 of the United States Code with regard to the Borrower or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, this Guaranty shall at all times thereafter remain effective in regard to any payments or other transfers of assets to Chase received from or on behalf of the Borrower prior to notice of termination of this Guaranty and which are or may be held voidable on the grounds of preference or fraud, whether or not the Obligations has been paid in full. The provisions of this paragraph 16 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities.

     17. Any notice, request or demand given or made under this Guaranty shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, if to the undersigned, to it at 27 Pine Road, Bellville, St. Michael, Barbados, W.I., with a copy to Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of Gary P. Stevens and with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022 and if to Chase, to JPMorgan Chase Bank, N.A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino. Any party hereto may change its address by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Guaranty shall be deemed to have been given on the date of receipt.

     18. This Guaranty is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York and shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of laws other than as set forth in Section 5-1401 of the New York General Obligations Law. The undersigned acknowledges and agrees that this Guaranty is, and is intended to be, an instrument for the payment of money only, as such phrase is used in
Section 3213 of the Civil Practice Law and Rules of the State of New York, and the undersigned has been fully advised by its counsel of the rights and remedies available against them pursuant to said Section 3213.

     19. No failure or delay of Chase in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Chase hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Guaranty or any other Loan Document or consent to any departure by any of the undersigned therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any of the undersigned in any case shall entitle the undersigned to any other or further notice or demand in similar or other circumstances.

     20. The undersigned absolutely, unconditionally and irrevocably waives any and all right to assert or interpose any defense, setoff, counterclaim or crossclaim of any nature whatsoever with respect to this Guaranty or the obligations of the undersigned under this Guaranty, or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the guaranty of any other Guarantor, or the obligations of the undersigned hereunder, of the Borrower under the Note or otherwise with respect to the Loan in any action or proceeding brought by Chase to collect the Obligations, or any portion thereof, or to enforce the obligations of the undersigned under this Guaranty (provided, however, that the foregoing shall not be deemed a waiver of the right of the undersigned to assert any compulsory counterclaim maintained in a court of the United States, or of the State of New York if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of the right of the undersigned to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Chase in any separate action or proceeding). The undersigned hereby undertakes and agrees that this Guaranty shall remain in full force and effect for all of the obligations and liabilities of the undersigned hereunder, notwithstanding the maturity of the Obligations, whether by acceleration, scheduled maturity or otherwise.

     21. No exculpatory provisions which may be contained in the Note or in any other Loan Document shall in any event or under any circumstances be deemed or construed to modify, qualify, or affect in any manner whatsoever the obligations and liabilities of the undersigned under this Guaranty.

     22. The obligations and liabilities of the undersigned under this Guaranty are in addition to the obligations and liabilities of the undersigned under the Other Guaranties (as hereinafter defined). The discharge of any or all of the undersigned's obligations and liabilities under any one or more of the Other Guaranties by the undersigned or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under this Guaranty. Conversely, the discharge of the undersigned's obligations and liabilities under this Guaranty by Chase or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under any of the Other Guaranties. The term "Other Guaranties" as used herein shall mean any other guaranty of payment, guaranty of performance, completion guaranty, indemnification agreement or other guaranty or instrument creating any obligation or undertaking of any nature whatsoever (other than this Guaranty) now or hereafter executed and delivered by the undersigned to Chase in connection with any or all of the Obligations. In the event of any conflict between any of the Other Guaranties and this Guaranty, the terms of this Guaranty shall control.

     23. This Guaranty may be executed in one or more counterparts by some or all of the parties hereto, each of which counterparts shall be an original and all of which together shall constitute a single agreement of guaranty. The failure of any party listed below to execute this Guaranty, or any counterpart hereof, or the ineffectiveness for any reason of any such execution, shall not relieve the other signatories from their obligations hereunder.

     24. Any and all payments by the undersigned hereunder shall be made free and clear of and without deduction for any and all present or future taxes, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on Chase's net income and franchise taxes imposed on Chase by any jurisdiction or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the undersigned shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to Chase: (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) Chase shall receive an amount equal to the sum it would have received had no such deductions been made; (ii) the undersigned shall make such deductions; and (iii) the undersigned shall pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law. The undersigned shall, pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Guaranty (hereinafter referred to as "Other Taxes"). The undersigned shall indemnify Chase for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by Chase and any liability (including penalties, interest and reasonable out-of-pocket expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other governmental authority. Such indemnification shall be made within 30 days after the date Chase makes written demand therefor, which demand may be made after Chase, in its sole discretion and at the sole expense of the undersigned, determines not to challenge or contest such assertion of Taxes or Other Taxes. If Chase receives a refund in respect of any Taxes or Other Taxes for which Chase has received payment from the undersigned hereunder it shall promptly notify the undersigned of such refund and shall promptly upon receipt repay such refund to the undersigned, net of all out-of-pocket expenses of Chase and without interest; provided, however, that the undersigned, upon the request of Chase, agrees to return such refund (plus penalties, interest or other charges) to Chase in the event Chase is required to repay such refund. Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the undersigned in respect of any payment to Chase, the undersigned will furnish to Chase the original or a certified copy of a receipt evidencing payment thereof. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this paragraph shall survive the termination of this Guaranty and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     25. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in U.S. dollars into another currency, the undersigned agrees, to the fullest extent that it may effectively do so under applicable law, that the rate of exchange used shall be the spot rate at which (in accordance with normal banking procedures) could be purchased in New York City with such other currency by the Person obtaining such judgment on the Business Day preceding that on which final judgment is given. The undersigned agrees, to the fullest extent that it may effectively do so under applicable law, that any payments made hereunder shall be made in U.S. dollars and that any payment obligation (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than U.S. dollars, except to the extent that such tender or recovery shall result in the actual receipt by Chase of the full amount of U.S. dollars expressed as payable in respect of the Obligations (it being assumed for purposes of this clause (i) that Chase will convert any amount tendered or recovered into U.S. dollars on the date of such tender or recovery), (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in U.S. dollars the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. dollars so expressed to be payable, and (iii) shall not be affected by an unrelated judgment being obtained for any other sum due under this Guaranty. The provisions of this paragraph shall survive the termination of this Guaranty and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     26. The undersigned agrees to submit to personal jurisdiction in the State of New York in any action or proceeding arising out of this Guaranty. In furtherance of such agreement, the undersigned hereby agrees and consents that without limiting other methods of obtaining jurisdiction, personal jurisdiction over the undersigned in any such action or proceeding may be obtained within or without the jurisdiction of any court located in the State of New York and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon the undersigned as set forth in paragraph 27 below. The undersigned hereby further agrees that the venue of any litigation arising in connection with the Obligations or in respect of any of the obligations of the undersigned under this Guaranty, shall, to the extent permitted by law, be in New York County. The undersigned agrees not to raise, and hereby waives, any objection to or defense based upon the venue of any such court and any objection or defense based upon "forum non conveniens."

     27. The undersigned agrees that a final judgment in any proceeding brought in any of the courts specified in the immediately preceding paragraph shall be conclusive and binding upon the undersigned and may be enforced in the courts of the United States, the State of New York or any other courts to the jurisdiction of which the undersigned is subject, by a suit upon judgment, provided that service of process is effected on the undersigned in one of the manners specified in the remainder of this paragraph. The undersigned hereby irrevocably designates Gary P. Stevens (the "Process Agent") with an office on the date hereof at 4175 Veterans Highway, Ronkonkoma, New York 11779, to accept on behalf of the undersigned and its property, service of copies of the summons and complaint and any other process which may be served in any proceeding. The undersigned shall deliver to Chase evidence of the Process Agent's acceptance of such appointment. If the Process Agent shall cease to act, the undersigned agrees that it shall irrevocably appoint without delay another agent satisfactory to Chase and shall deliver evidence of such Process Agent's acceptance of such appointment to Chase. Such service may be made by mailing or delivering a copy of such process to the undersigned in care of the Process Agent at the Process Agent's above address, and the undersigned hereby irrevocably authorizes and directs the Process Agent to accept such service. The undersigned also irrevocably waives personal service upon it and consents to the service of any and all process in any proceeding by the mailing of copies of such process to the at its address by registered or certified mail. The undersigned hereby agrees that nothing in this Guaranty shall affect the right of Chase to serve legal process in any other manner permitted by law or affect the right of Chase to bring any action or proceeding against the undersigned or any property in the courts of any other jurisdiction. To the extent that the undersigned has or hereafter may acquire any immunity from suit, jurisdiction of any court or any legal process (whether through attachment prior to judgment, attachment in aid of execution, execution of a judgment, or from any other legal process or remedy) with respect to itself or its property, the undersigned hereby irrevocably waives such immunity in respect of its obligations under this Guaranty.

     28. The undersigned hereby irrevocably and unconditionally waives, and Chase by its acceptance of this Guaranty irrevocably and unconditionally waives, any and all right to trial by jury in any action, suit or counterclaim arising in connection with, out of or otherwise relating to this Guaranty.

                 [remainder of page is deliberately left blank]

     IN WITNESS WHEREOF, the undersigned have duly executed this Guaranty the day and year first above set forth.

WITNESS:                                   KAYLA FOODS INT'L (BARBADOS) INC.


                                           By: /s/ Gary P. Stevens
----------------------------------------       ---------------------------------
                                               Gary P. Stevens,
                                               Treasurer and Assistant Secretary

                                    EXHIBIT A

I.   As used herein, the following terms shall have the following meanings:

          (a) The term "Business Day" shall have the meaning given to such term in the Note.

          (b) The term "Existing Credit Facilities" shall have the meaning given to such term in the Note.

          (c) The term "Guarantor" means any Person guaranteeing any of all of the obligations of the Borrower under the Note.

          (d) The term "Loan Documents" shall mean the Note, the Security Agreement, this Guaranty and any other documents executed by the Borrower or others, and by or in favor of Chase, in connection with the Note, the Security Agreement, this Guaranty or any other guaranty of the Obligations given by a Guarantor.

          (e) The term "Note" shall mean the Promissory Note dated the date of this Guaranty of Payment in the principal sum of $40,000,000 made by the Borrower to Chase.

          (f) The term "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local "government, or a political subdivision thereof or any agency of such government or subdivision.

          (g) The term "Security Agreement" means the Security Agreement dated the date of this Guaranty made by Coolbrands Dairy Inc., as Debtor, and Chase, as Lender, in connection with the Loan.

          (h) The term "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

II. Rules of Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and

"including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein),
(b) any reference herein to any Person shall be construed to include such Person's successors and assigns, and (c) the words "herein" "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Guaranty in its entirety and not to any particular provision hereof.

                                JOINT AND SEVERAL
                               GUARANTY OF PAYMENT

                                                              New York, New York
                                                                  March 25, 2005

     WHEREAS, Integrated Brands, Inc., a New Jersey corporation, having an office at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Borrower"), has applied to JPMorgan Chase Bank, N.A., a national banking association ("Chase") for a loan in the principal sum of $40,000,000.00 (the "Loan"), which Loan will be evidenced by the Note (as defined in Exhibit A hereto);

     WHEREAS, the undersigned is a Subsidiary (as defined in Exhibit A hereto) of the Borrower and will receive direct and substantial benefit from the making of the Loan; and

     WHEREAS, Chase is willing to make the Loan only if the undersigned executes and delivers this Guaranty and guarantees payment to Chase of the Obligations (as defined hereinbelow) in the manner hereinafter provided.

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, and to induce Chase to make the Loan, the undersigned hereby acknowledges, agrees, and confirms that all of the above recitals are true, correct and complete and hereby covenants and agrees with Chase as follows:

     1. The undersigned guarantees, absolutely, irrevocably and unconditionally, to Chase the payment of the Obligations. The term "Obligations" as used in this Guaranty shall mean all liabilities of the Borrower to Chase of whatever nature, whether now existing or hereafter incurred, whether created directly or acquired by Chase, by assignment or otherwise, whether matured or unmatured and whether absolute or contingent, including, without limitation, all principal, interest, additional interest (including specifically all interest accruing from and after the commencement of any case, proceeding or action under any existing or future laws relating to bankruptcy, insolvency or similar matters with respect to the Borrower) and other sums of any nature whatsoever, which may or shall become due and payable solely in connection with the Loan, including, without limitation, any liabilities of the Borrower to Chase arising from or pursuant to the provisions of the Note, or any of the other Loan Documents (as defined in Exhibit A hereto) (all of the above unaffected by modification thereof in any bankruptcy or insolvency proceeding), and even though Chase may not have an allowed claim for the same against the Borrower or any such other Person as a result of any bankruptcy or insolvency proceeding.

     2. The undersigned agrees that the undersigned shall indemnify and hold Chase harmless and defend Chase at the undersigned's sole cost and expense against any loss or liability, cost or expense (including, but not limited to, reasonable attorneys' fees and disbursements of Chase's counsel, whether in-house staff, retained firms or otherwise), and all claims, actions, procedures and suits arising out of or in connection with:

          (a) any ongoing matters arising out of the transaction contemplated by this Guaranty, the Obligations, the Note, the Security Agreement (as defined in Exhibit A hereto) or any of the other Loan Documents, including, but not limited to, all costs of audits, appraisals and reappraisals of the Collateral (as defined in the Security Agreement) or any part thereof;

          (b) any amendment to, or restructuring of, this Guaranty, the Obligations, the Note, or any of the other Loan Documents;

          (c) any and all lawful action that may be taken by Chase in connection with the enforcement of the provisions of this Guaranty, the Note, the Security Agreement or any of the other Loan Documents, whether or not suit is filed in connection with the same, or in connection with any of the undersigned or any other Guarantor (as defined in Exhibit A hereto), the Borrower and/or any partner, joint venturer or shareholder of any thereof, becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; and

          (d) the past, current and/or future sale or offering for sale of stock or membership interests (as applicable) in the Borrower or any of the undersigned or any other Guarantor, including, without limitation, liabilities under applicable securities or blue sky laws.

All sums expended by Chase shall be paid within 15 days after a demand therefor by the Bank and, until reimbursed by the Borrower or by the undersigned pursuant hereto, shall bear interest at the default rate of interest set forth in the Note. The provisions of this paragraph 2 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities (as defined hereinbelow).

     3. The undersigned shall perform and observe, or cause to be performed and observed, each of "Affirmative Covenants," "Negative Covenants" and "Financial Requirements" made by, imposed on, or otherwise applicable to any "Guarantor" or any "Consolidated Subsidiary" under each of the Existing Credit Facilities (as defined in Exhibit A hereto) (i.e. Sections 5.01, 5.02 and 5.03 of each of them), except the Affirmative Covenants set forth in subparagraphs 5.01(l) and 5.01(m) for each of the Existing Facilities. All such Affirmative Covenants, Negative Covenants and Financial Requirements (and the defined terms used therein) are incorporated by reference into this Guaranty, mutantis mutandis, and the undersigned's obligations under this paragraph 3 shall be deemed to survive the termination of the Existing Credit Facilities.

     4. In addition to any right available to Chase under applicable law or any other agreement, the undersigned hereby gives to Chase a continuing lien on, security interest in and right of set-off against all moneys, securities and other property of the undersigned and the proceeds thereof, now on deposit or now or hereafter delivered, remaining with or in transit in any manner to Chase, its correspondents, participants or its agents from or for the undersigned, whether for safekeeping, custody, pledge, transmission, collection or otherwise or coming into possession of Chase in any way, and also, any balance of any deposit account and credits of the undersigned with, and any and all claims of the undersigned against, Chase at any time existing, as collateral security for the payment of the Obligations and all of the other obligations of the undersigned under this Guaranty, including fees, contracted with or acquired by Chase, whether joint, several, absolute, contingent, secured, matured or unmatured (for the purposes of this paragraph 4 and paragraphs 6, 8 and 16 below, collectively the "Liabilities"), hereby authorizing Chase at any time or times, without prior notice, to apply such balances, credits or claims, or any part thereof, to such Liabilities in such amounts as it may select, whether contingent, unmatured or otherwise and whether any collateral security therefor is deemed adequate or not. The collateral security described herein shall be in addition to any collateral security for the Obligations described in any separate agreement executed by any or all of the undersigned. Chase, in addition to any right available to it under applicable law or any other agreement, shall have the right, at its option, to immediately set off against any Liabilities all monies owed by Chase in any capacity to any or all of the undersigned, whether or not due, and Chase shall, at its option, be deemed to have exercised such right to set off and to have made a charge against any such money immediately upon the occurrence of any of the events of default set forth in paragraph 8 below, even though such charge is made or entered on the books of Chase subsequent to those events.

     5. All moneys available to Chase for application in payment or reduction of the Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit to the payment or reduction of such portion of the Obligations as Chase may elect.

     6. The undersigned hereby expressly agrees that this Guaranty is independent of, and in addition to, all collateral granted, pledged or assigned under the Loan Documents, and the undersigned hereby consents that from time to time, before or after any default by the Borrower, with or without further notice to or assent from any of the undersigned:

          (a) any security at any time held by or available to Chase for any obligation of the Borrower, or any security at any time held by or available to Chase for any obligation of any other Person or party primarily, secondarily or otherwise liable for all or any portion of the Obligations, any other Liabilities and/or any other obligations of the Borrower or any other Person or party, other than Chase, under any of the Loan Documents ("Other Obligations"), including any Guarantor or any other guarantor of any of the Obligations or Other Obligations, may be accelerated, settled, exchanged, surrendered or released and Chase may fail to set off and may release, in whole or in part, any balance of any deposit account or credit on its books in favor of the Borrower, or of any such other Person or party;

          (b) any obligation of the Borrower, or of any such other Person or party, may be changed, altered, renewed, extended, continued, accelerated, surrendered, compromised, settled, waived or released in whole or in part, or any default with respect thereto waived; and

          (c) Chase may extend further credit in any manner whatsoever to the Borrower, and generally deal with the Borrower or any of the abovementioned security, deposit account or credit on its books or other Person or party as Chase may see fit; and the undersigned shall remain bound in all respects under this Guaranty, without any loss of any rights by Chase and without affecting the liability of the undersigned, notwithstanding any such exchange, surrender, release, change, alteration, renewal, extension, continuance, compromise, waiver, inaction, extension of further credit or other dealing. In addition, all moneys available to Chase for application in payment or reduction of the Obligations and/or any Other Obligations may be applied by Chase in such manner and in such amounts and at such time or times and in such order, priority and proportions as Chase may see fit.

     7. The undersigned hereby waives:

          (a) notice of acceptance of this Guaranty and of the making of the Loan;

          (b) presentment and demand for payment of the Obligations or any portion thereof;

          (c) protest and notice of dishonor or default to any or all of the undersigned or to any other Person or party with respect to the Obligations or any portion thereof;

          (d) all other notices to which any or all of the undersigned might otherwise be entitled; and

          (e) any demand under this Guaranty.

     8. If any of the following events should occur:

          (a) any representation or warranty of the undersigned in this Guaranty or in any of the other Loan Documents or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made;

          (b) an "Event of Default" (as defined therein) shall occur under the Note; or

          (c) any or all of the undersigned violates any provision of this Guaranty;

then, and in such event, Chase may declare the Liabilities to be, and the same shall become, immediately due and payable.

     9. This is a guaranty of payment and not of collection and the undersigned further waives any right to require that any action be brought against the Borrower or any other Person or party (including, without limitation, any of the other undersigned or any other Guarantor) or to require that resort be had to any security or to any balance of any deposit account or credit on the books of Chase in favor of the Borrower or any other Person or party. Any payment on account of or reacknowledgment of the Obligations by the Borrower, or any other party liable therefor, shall be deemed to be made on behalf of the undersigned and shall serve to start anew the statutory period of limitations applicable to the Obligations.

     10. Each reference herein to Chase shall be deemed to include its successors and assigns, in whose favor the provisions of this Guaranty shall also inure. Each reference herein to the undersigned shall be deemed to include (as applicable) the successors and assigns of the undersigned, all of whom shall be bound by the provisions of this Guaranty; provided, however, that the undersigned shall in no event nor under any circumstance have the right, without obtaining the express prior written consent of Chase, to assign or transfer the undersigned's obligations and liabilities under this Guaranty, in whole or in part, to any other Person or party.

     11. The term "undersigned" as used herein shall, if this Guaranty is signed by more than one party, unless otherwise stated herein, mean the "undersigned and each of them" and each undertaking herein contained shall be their joint and several undertaking. Chase may proceed against none, one or more of the undersigned at one time or from time to time as Chase sees fit in its sole and absolute discretion. If any party hereto shall be a partnership or limited liability company, the agreements and obligations on the part of the undersigned herein contained shall remain in force and application notwithstanding any changes in the partners composing the partnership or the members composing such limited liability company, and the term "undersigned" shall include any altered or successive partnerships or limited liability companies, but the predecessor entities and their partners or members, respectively, shall not thereby be released from any obligations or liability hereunder. If any party hereto shall be a corporation or limited liability company, the agreements and obligations on the part of the undersigned herein contained shall remain in force and application notwithstanding the merger, consolidation, reorganization or absorption thereof, and the term "undersigned" shall include such new entity, but the old entity shall not thereby be released from any obligations or liabilities hereunder. Nothing in this paragraph shall be construed as a waiver of any covenant incorporated by reference herein under paragraph 3 above, or a consent by Chase to any such merger, consolidation, reorganization or absorption.

     12. No delay on the part of Chase in exercising any right or remedy under this Guaranty or failure to exercise the same shall operate as a waiver in whole or in part of any such right or remedy. No notice to or demand on any or all of the undersigned or any other Guarantor shall be deemed to be a waiver of the obligations of any or all of the undersigned or of the right of Chase to take further action without notice or demand as provided in this Guaranty. No course of dealing between any of the undersigned and Chase shall change, modify or discharge, in whole or in part, this Guaranty or any obligations of the undersigned hereunder.

     13. This Guaranty may be modified, amended, changed or terminated only by an agreement in writing signed by Chase and the undersigned. No waiver of any term, covenant or provision of this Guaranty shall be effective unless given in writing by Chase and if so given by Chase shall only be effective in the specific instance in which given. The execution and delivery hereafter to Chase by any or all of the undersigned of a new instrument of guaranty or any reaffirmation of guaranty, of whatever nature, shall not terminate, supersede or cancel this instrument, unless expressly so provided therein, and all rights and remedies of Chase hereunder or under any instrument of guaranty hereafter executed and delivered to Chase by any or all of the undersigned shall be cumulative and may be exercised singly or concurrently.

     14. The undersigned acknowledges that this Guaranty and the undersigned's obligations under this Guaranty are and shall at all times continue to be absolute, irrevocable and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Guaranty and the obligations of any or all of the undersigned under this Guaranty or the obligations of any other Person or party (including, without limitation, the Borrower) relating to this Guaranty or the obligations of any or all of the undersigned hereunder or otherwise with respect to the Obligations, including, but not limited to, a foreclosure, similar action or the realization upon any other collateral given, pledged or assigned as security for all or any portion of the Obligations, or the filing of a petition under Title 11 of the United States Code with regard to the Borrower, any or all of the undersigned or any other Guarantor, or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, any or all of the undersigned or any other Guarantor, or the obtaining by Chase of title to, assets encumbered by the Security Agreement, or any other collateral given, pledged or assigned as security for the Obligations or for the obligation of any other Guarantor, by reason of the foreclosure or enforcement of the Security Agreement or any other pledge or security agreement, the transfer of assets in settlement of claims under the Security Agreement or any other Loan Documents, or otherwise. This Guaranty and the other Loan Documents set forth the entire agreement and understanding of Chase and the undersigned with respect to the matters covered by this Guaranty and the other Loan Documents and the undersigned acknowledges that no oral or other agreements, understandings, representations or warranties exist with respect to this Guaranty or with respect to the obligations of the undersigned under this Guaranty, except those specifically set forth in this Guaranty and the other Loan Documents.

     15. The undersigned further represents and warrants to Chase that:

          (a) neither the execution and delivery of this Guaranty nor the consummation of the transactions contemplated hereby nor compliance with the terms and provisions hereof will violate any applicable provision of law or any applicable regulation or other manifestation of governmental action; and

          (b) all necessary approvals, consents, licenses, registrations and validations of any governmental regulatory body, including, without limitation, approvals required to permit the undersigned to execute and carry out the provisions of this Guaranty, for the validity of the obligations of the undersigned hereunder and for the making of any payment or remittance of any funds required to be made by the undersigned under this Guaranty, have been obtained and are in full force and effect.

     16. Notwithstanding any payments made by any or all of the undersigned pursuant to the provisions of this Guaranty, the undersigned irrevocably waives all rights to enforce or collect upon any rights which it now has or may acquire against the Borrower either by way of subrogation, indemnity, reimbursement or contribution for any amount paid under this Guaranty or by way of any other obligations whatsoever of the Borrower to any or all of the undersigned, nor shall any or all of the undersigned file, assert or receive payment on any claim, whether now existing or hereafter arising, against the Borrower in the event of the commencement of a case by or against the Borrower under Title 11 of the United States Code. In the event either a petition is filed under said Title 11 of the United States Code with regard to the Borrower or the commencement of an action or proceeding for the benefit of the creditors of the Borrower, this Guaranty shall at all times thereafter remain effective in regard to any payments or other transfers of assets to Chase received from or on behalf of the Borrower prior to notice of termination of this Guaranty and which are or may be held voidable on the grounds of preference or fraud, whether or not the Obligations has been paid in full. The provisions of this paragraph 16 shall survive the term of this Guaranty and the indefeasible payment in full of the Obligations and all other Liabilities.

     17. Any notice, request or demand given or made under this Guaranty shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, if to any of the undersigned, to it c/o Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of Gary P. Stevens, with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, and if to Chase, to JPMorgan Chase Bank, N.A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino. Any party hereto may change its address by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Guaranty shall be deemed to have been given on the date of receipt.

     18. This Guaranty is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York and shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of laws other than as set forth in Section 5-1401 of the New York General Obligations Law. The undersigned acknowledges and agrees that this Guaranty is, and is intended to be, an instrument for the payment of money only, as such phrase is used in
Section 3213 of the Civil Practice Law and Rules of the State of New York, and the undersigned has been fully advised by its counsel of the rights and remedies available against them pursuant to said Section 3213.

     19. No failure or delay of Chase in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Chase hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Guaranty or any other Loan Document or consent to any departure by any of the undersigned therefrom shall in any event be effective unless the same shall be permitted by paragraph 13 above, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any of the undersigned in any case shall entitle the undersigned to any other or further notice or demand in similar or other circumstances.

     20. The undersigned absolutely, unconditionally and irrevocably waives any and all right to assert or interpose any defense, setoff, counterclaim or crossclaim of any nature whatsoever with respect to this Guaranty or the obligations of the undersigned under this Guaranty, or the obligations of any other Person or party (including without limitation, the Borrower) relating to this Guaranty or the guaranty of any other Guarantor, or the obligations of the undersigned hereunder, of the Borrower under the Note or otherwise with respect to the Loan in any action or proceeding brought by Chase to collect the Obligations, or any portion thereof, or to enforce the obligations of the undersigned under this Guaranty (provided, however, that the foregoing shall not be deemed a waiver of the right of the undersigned to assert any compulsory counterclaim maintained in a court of the United States, or of the State of New York if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of the right of the undersigned to assert any claim which would constitute a defense, setoff, counterclaim or crossclaim of any nature whatsoever against Chase in any separate action or proceeding). The undersigned hereby undertakes and agrees that this Guaranty shall remain in full force and effect for all of the obligations and liabilities of the undersigned hereunder, notwithstanding the maturity of the Obligations, whether by acceleration, scheduled maturity or otherwise.

     21. The undersigned agrees to submit to personal jurisdiction in the State of New York in any action or proceeding arising out of this Guaranty. In furtherance of such agreement, the undersigned hereby agrees and consents that without limiting other methods of obtaining jurisdiction, personal jurisdiction over the undersigned in any such action or proceeding may be obtained within or without the jurisdiction of any court located in New York and that any process or notice of motion or other application to any such court in connection with any such action or proceeding may be served upon the undersigned by registered or certified mail to, or by personal service at, the last known address of the undersigned, whether such address be within or without the jurisdiction of any such court. The undersigned hereby further agrees that the venue of any litigation arising in connection with the Obligations or in respect of any of the obligations of the undersigned under this Guaranty, shall, to the extent permitted by law, be in New York County. The undersigned agrees not to raise, and hereby waives, any objection to or defense based upon, the venue of any such court and any objection or defense based upon "forum non conveniens."

     22. No exculpatory provisions which may be contained in the Note or in any other Loan Document shall in any event or under any circumstances be deemed or construed to modify, qualify, or affect in any manner whatsoever the obligations and liabilities of the undersigned under this Guaranty.

     23. The obligations and liabilities of the undersigned under this Guaranty are in addition to the obligations and liabilities of the undersigned under the Other Guaranties (as hereinafter defined). The discharge of any or all of the undersigned's obligations and liabilities under any one or more of the Other Guaranties by the undersigned or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under this Guaranty. Conversely, the discharge of any or all of the undersigned's obligations and liabilities under this Guaranty by Chase or by reason of operation of law or otherwise shall in no event or under any circumstance constitute or be deemed to constitute a discharge, in whole or in part, of the undersigned's obligations and liabilities under any of the Other Guaranties. The term "Other Guaranties" as used herein shall mean any other guaranty of payment, guaranty of performance, completion guaranty, indemnification agreement or other guaranty or instrument creating any obligation or undertaking of any nature whatsoever (other than this Guaranty) now or hereafter executed and delivered by any or all of the undersigned to Chase in connection with any or all of the Obligations. In the event of any conflict between any of the Other Guaranties and this Guaranty, the terms of this Guaranty shall control.

     24. This Guaranty may be executed in one or more counterparts by some or all of the parties hereto, each of which counterparts shall be an original and all of which together shall constitute a single agreement of guaranty. The failure of any party listed below to execute this Guaranty, or any counterpart hereof, or the ineffectiveness for any reason of any such execution, shall not relieve the other signatories from their obligations hereunder.

     25. The undersigned hereby irrevocably and unconditionally waives, and Chase by its acceptance of this Guaranty irrevocably and unconditionally waives, any and all right to trial by jury in any action, suit or counterclaim arising in connection with, out of or otherwise relating to this Guaranty.

                 [remainder of page is deliberately left blank]

     IN WITNESS WHEREOF, the undersigned have duly executed this Guaranty the day and year first above set forth.

Coolbrands Dairy, Inc.
Swensen's, Inc.
Swensen's Ice Cream Company
EP Acquisition Corp.
Yogen Fruz Acquisitions, Inc.
Eskimo Pie Corporation
Sugar Creek Foods Inc.
Bresler's Industries, Inc.
Northern Lights Frozen Deserts, Inc.
Golden Swirl Management Company
I Can't Believe Its Yogurt, Ltd.
JH Acquisition Corp.
Steve's Homemade Ice Cream Corp.
Steve's Gourmet Ice Cream Inc.
Steve's Homemade Ice Cream of Florida, Inc.
Heidi's Frozen Yogurt, Inc.
American Glace, Inc.
Swensen's Ice Cream Operating Co., Inc.
Swensen's Real Estate Corporation
Swensen's of Arizona., Inc.
Swensen's Distributing
Swensen's Manufacturing
Swensen's Operating Company, Inc.
Swensen's Ice Cream Company of Nevada
Loel of Florida Inc.
Swenson's Franchise Ice Cream Company, Inc.
Swenson's of Las Vegas, Inc.
Schraffts's of Nevada, Inc.
Kayla Foods, Inc.
Golden Swirl Franchise Company Inc.
Bresler Malls, Inc.
Larry's Industries, Inc.
Larry's Leasing, Inc.
Bresler's Stores of Lake County, Inc.
Winston Malls, Inc.
Yogen Fruz USA Franchise Company, Inc.
Exchequer Acceptance Corp.
Churns Holding Corp.
Churns Franchising Corp.


By: /s/ David Stein
    ------------------------------------
    David Stein, President


Eskimo Pie Frozen Distribution Inc.


By: /s/ David Stein
    ------------------------------------
    David Stein, Chief Executive Officer

Subsidiary Guaranty

                                    EXHIBIT A

I. As used herein, the following terms shall have the following meanings:

          (a) The term "Business Day" shall have the meaning given to such term in the Note.

          (b) The term "Existing Credit Facilities" shall have the meaning given to such term in the Note.

          (c) The term "Guarantor" means any Person guaranteeing any of all of the obligations of the Borrower under the Note.

          (d) The term "Loan Documents" shall mean the Note, the Security Agreement, this Guaranty and any other documents executed by the Borrower or others, and by or in favor of Chase, in connection with the Note, the Security Agreement, this Guaranty or any other guaranty executed by a Guarantor in connection with the Obligations.

          (e) The term "Note" shall mean the Promissory Note dated the date of this Guaranty of Payment in the principal sum of $40,000,000 made by the Borrower to Chase.

          (f) The term "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local "government, or a political subdivision thereof or any agency of such government or subdivision.

          (g) The term "Security Agreement" means the Security Agreement dated the date of this Guaranty made by Coolbrands Dairy Inc., as Debtor and Chase, as Lender, in connection with the Loan.

          (h) The term "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

II. Rules of Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, and (c) the words "herein" "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Guaranty in its entirety and not to any particular provision hereof.

                               SECURITY AGREEMENT

     SECURITY AGREEMENT dated as of March 25, 2005 between COOLBRANDS DAIRY INC., a Delaware corporation (the "Debtor") and JPMORGAN CHASE BANK, N.A., a national banking association (the "Lender").

                                   WITNESSETH:

     WHEREAS, Integrated Brands Inc., a New Jersey corporation (the "Borrower"), has executed and delivered to the Lender a promissory note (the "Note"), evidencing a loan to the Borrower by the Lender in the principal amount of $40,000,000.00 (the "New Loan");

     WHEREAS, the Debtor (and certain other guarantors named therein) have executed and delivered to the Lender a Joint and Several Guaranty of Payment with respect to the New Loan (the "New Payment Guaranty");

     WHEREAS, pursuant to a Second Amendment, Joinder and Reaffirmation to Loan Agreement and Guaranties and an Eighth Amendment, Joinder and Reaffirmation to Loan Agreement and Guaranties, the Debtor is joining as a "Guarantor" under certain of the guaranties of payment (the "Existing Guaranties"; and together with the New Guaranty of Payment, the "Payment Guaranties") made in connection with the Existing Credit Facilities (hereinafter defined), as is required under the Existing Credit Facilities;

     WHEREAS, the obligation of the Lender to make the New Loan is conditioned upon, among other things, the execution and delivery by the Debtor of this Agreement to secure (a) the due and punctual payment by the undersigned of all sums becoming payable from the Debtor under or in connection with each of the Payment Guaranties, including without limitation, (i) the principal of and premium, if any, and interest accruing (including, without limitation, during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the New Loan, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Debtor under each of the Payment Guaranties or the other Loan Documents (defined below), (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Debtor under or pursuant to each of the Payment Guaranties and the other Loan Documents (including this Agreement), and (c) the payment of all damages (whether provided for in any of the Payment Guaranties, the other Loan Documents or otherwise permitted by law) in respect of a failure or refusal by the Debtor to pay or perform as required under any of the Payment Guaranties or the other Loan Documents (all the monetary and other obligations described in the preceding clauses (a) through (c), whether now or hereafter existing, being collectively called the "Obligations").

     NOW, THEREFORE, in consideration of the premises and for other valuable consideration, the receipt and sufficiency of which the parties hereto hereby acknowledge, the

Debtor and the Lender (and on behalf of each of their respective successors or assigns), hereby agree as follows:

                                    ARTICLE I

                                   Definitions

     SECTION 1.01 Definition of Terms Used Herein. Unless otherwise defined in this Agreement, terms defined in the UCC (hereinafter defined) are used in this Agreement as such terms are defined in the UCC.

     SECTION 1.02 Definition of Certain Terms Used Herein. As used herein, the following terms shall have the following meanings:

     "Account Debtor" shall mean any Person who is or who may become obligated to the Debtor under, with respect to or on account of an Account.

     "ACH Exposure" shall mean indebtedness of the Debtor to the Lender on account of automatic clearing house direct deposit payroll transactions.

     "Accounts Receivable" or "Accounts" shall mean, interchangeably, any and all rights of the Debtor to receive payments from the sale or lease of goods and/or the provision of services including, without limitation, "Accounts" as defined in the UCC, and as such definition may be expanded under any future revision or amendment to the UCC, "accounts receivable" as determined in accordance with GAAP, proceeds from the sale of inventory, contract rights and all rights of the Debtor to receive payments of any kind or nature (including, without limitation, condemnation and insurance proceeds and rights to receive payments arising out of the sale, lease or license of all kinds of tangible and intangible personal property), now existing or hereafter acquired or arising.

     "Asset Purchase Agreement" shall mean the Asset Purchase Agreement by and between Kraft and the Borrower dated as of December 22, 2004.

     "Capital Lease" shall mean a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

     "Collateral" shall mean all of the present and after acquired personal property of the Debtor, including, without limiting the generality of this definition, all (a) Accounts Receivable, (b) Documents, (c) Equipment, (d) General Intangibles, (e) Inventory, (f) cash and cash accounts, (g) Investment Property, (h) all "goods" and all "supporting obligations" (as such terms are defined under the UCC), and (i) Proceeds; but shall exclude the Excluded Collateral.

     "Commodity Account" shall mean an account maintained by a Commodity Intermediary in which a Commodity Contract is carried out for a Commodity Customer.

     "Commodity Contract" shall mean a commodity futures contract, an option on a commodity futures contract, a commodity option or any other contract that, in each case, is (a) traded on or subject to the rules of a board of trade that has been designated as a contract market for such a contract pursuant to the federal commodities laws or (b) traded on a foreign commodity board of trade, exchange or market, and is carried on the books of a Commodity Intermediary for a Commodity Customer.

     "Commodity Customer" shall mean a Person for whom a Commodity Intermediary carries a Commodity Contract on its books.

     "Commodity Intermediary" shall mean (a) a Person who is registered as a futures commission merchant under the federal commodities laws or (b) a Person who in the ordinary course of its business provides clearance or settlement services for a board of trade that has been designated as a contract market pursuant to federal commodities laws.

     "Copyright License" shall mean any written agreement, now or hereafter in effect, granting any right to the Debtor under any Copyright now or hereafter owned by any third party, and all rights of the Debtor under any such agreement.

     "Copyrights" shall mean all of the following now owned or hereafter acquired by the Debtor: (a) all copyright rights in any work subject to the copyright laws of the United States or any other country, whether as author, assignee, transferee or otherwise, and (b) all registrations and applications for registration of any such copyright in the United States or any other country, including registrations, recordings, supplemental registrations and pending applications for registration in the United States Copyright Office (or any similar office of any other country), including those listed on Schedule I to this Agreement.

     "Debt" shall mean, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations);
(iii) obligations of such Person as a lessee under Capital Leases; (iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan (as defined in the Note) except for (and to the extent of) any obligations of such Person which have been bonded by a surety which is acceptable to the Lender (provided that nothing herein shall exclude from this definition any obligations of any such Person to such surety); (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed; (ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

     "Documents" shall mean all instruments, files, records, ledger sheets, documents of title and other documents covering or relating to any of the Collateral.

     "Entitlement Holder" shall mean a Person identified in the records of a Securities Intermediary as the Person having a Security Entitlement against the Securities Intermediary. If a Person acquires a Security Entitlement by virtue of Section 8-501(b)(2) or (3) of the UCC, such Person is the Entitlement Holder.

     "Equipment" shall mean all equipment, furniture and furnishings, and all goods and tangible personal property similar to any of the foregoing, including tools, parts and supplies of every kind and description, and all improvements, accessions or appurtenances thereto, that are now or hereafter owned by the Debtor. The term Equipment shall include Fixtures.

     "Events of Default" shall have the meaning given to such term in Section 6.01(a).

     "Excluded Collateral" shall mean any Collateral which (i) is subject to a Lien permitted by Section 4.13 of this Agreement if and to the extent the terms of such permitted Lien prohibit the Debtor from granting a Lien on the assets or properties which are the subject of such permitted Lien or on the Debtor's rights under the agreement to which such permitted Lien relates, or (ii) is the subject of any license, lease or other agreement which by its terms prohibits Debtor from granting a Lien on the assets or properties that are the subject thereof or on the Debtor's rights as lessee or licensee thereunder, but shall not include any Account Receivable of the Debtor under any such license, lease or other agreement. The Excluded Collateral, as of the date hereof, is described on Schedules A.

     "Existing Credit Facilities" has the meaning given to such term in the Note.

     "Financial Asset" shall mean (a) a Security, (b) an obligation of a Person for a share, participation or other interest in a Person or in property or an enterprise of a Person, which is, or is of a type, dealt with in, or traded on, financial markets, or which is recognized in any area in which it is issued or dealt in as a medium for investment or (c) any property that is held by a Securities Intermediary for another Person in a Securities Account if the Securities Intermediary has expressly agreed with the other Person that the property is to be treated as a Financial Asset under Article 8 of the UCC. As the context requires, the term Financial Asset shall mean either the interest itself or the means by which a Person's claim to it is evidenced, including a certificated or uncertificated Security, a certificate representing a Security or a Security Entitlement.

     "Fixtures" shall mean all items of Equipment, whether now owned or hereafter acquired, of the Debtor that become so related to particular real estate that an interest in them arises under any real estate law applicable thereto.

     "GAAP" means generally accepted accounting principles in the United States of America.

     "General Intangibles" shall mean all choses in action and causes of action and all other assignable intangible personal property of the Debtor of every kind and nature (other than Accounts Receivable) now owned or hereafter acquired by the Debtor, including deposit accounts, commercial tort claims, chattel paper, instruments, payment intangibles, tax refunds and return claims, corporate or other business records, indemnification claims, contract rights,

Intellectual Property, goodwill, registrations, franchises, tax refund claims, and any letter of credit, guarantee, claim, security interest or other security held by or granted to the Debtor to secure payment by an Account Debtor of any of the Accounts Receivable, and any other item covered within the scope of the term "general intangible" under the UCC.

     "Indemnitee" shall mean the Lender, any of the other Secured Parties and any of their respective affiliates, Subsidiaries, directors, officers, employees, agents and advisors.

     "Intellectual Property" shall mean all intellectual and similar property of the Debtor of every kind and nature, wherever situate, now owned or hereafter acquired by the Debtor, including inventions, designs, Patents, Copyrights, Licenses, Trademarks, trade secrets, confidential or proprietary technical and business information, know-how, show-how or other data or information, software and databases and all embodiments or fixations thereof and related documentation, registrations and franchises, and all additions, improvements and accessions to, and books and records describing or used in connection with, any of the foregoing.

     "Inventory" shall inventory, as defined in Section 9-102(a)(48) of the UCC, wherever located, now or hereafter owned or acquired by the Debtor including, without limitation, all inventory, merchandise, goods and other personal property which are held by or on behalf of the Debtor for sale or lease or are furnished or are to be furnished under a contract of sale or service (whether or not a deposit for the purchase of such goods is received by the Debtor, a separate change is made or a separate bill is rendered by the Debtor for the storage of such goods and whether or not the goods were purchased by the Debtor pursuant to a purchase order setting forth the specifications relating to such goods to be purchased) or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in the Debtor's business, or the processing, packaging, promotion, delivery or shipping of the same, and all finished goods, whether or not such inventory is listed on any schedules, assignments or reports furnished to the Lender from time-to-time and whether or not the same is in transit or in the constructive, actual or exclusive occupancy or possession of the Debtor or is held by the Debtor or by others for the Debtor's account, including, without limitation, all goods covered by purchase orders with customers and contracts with suppliers and all goods billed to customers and held by Debtor (whether or not at the request of customers) and all goods billed and held by suppliers and all inventory which may be located on premises of the Debtor or of any carriers, forwarding agents, truckers, warehousemen, vendors, selling agents or other Persons.

     "Investment Property" shall mean all Securities (whether certificated or uncertificated), Security Entitlements, Securities Accounts, Commodity Contracts and Commodity Accounts of the Debtor, whether now owned or hereafter acquired by the Debtor.

     "Kraft" shall mean Kraft Foods Global, Inc., a Delaware corporation.

     "License" shall mean any Patent License, Trademark License, Copyright License or other license or sublicense to which the Debtor is a party (other than those license agreements in existence on the date hereof, which by their terms prohibit assignment or a grant of a security interest by the Debtor as licensee thereunder).

     "Lien" shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing.

     "Loan Documents" shall mean this Agreement, the New Payment Guaranty, the Existing Guaranties, the Note, any other guaranty of the Obligations, and all other documents and agreements made pursuant to or in connection with the New Loans, either of the Existing Credit Facilities or any of the foregoing documents.

     "Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or condition, financial or otherwise, of the Debtor, (b) the ability of the Debtor to perform its obligations under this Agreement or any of the other Loan Documents, or (c) the rights of or benefits available to the Lender under this Agreement or any of the other Loan Documents.

     "Patent License" shall mean any written agreement, now or hereafter in effect, granting to the Debtor any right to make, use or sell any invention on which a Patent, now or hereafter owned by any third party, is in existence, and all rights of the Debtor under any such agreement.

     "Patents" shall mean all of the following now owned or hereafter acquired by the Debtor: (a) all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or any other country, including registrations, recordings and pending applications in the United States Patent and Trademark Office or any similar offices in any other country, including those listed on
Schedule II to this Agreement, and (b) all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof, and the inventions disclosed or claimed therein, including the right to make, use and/or sell the inventions disclosed or claimed therein.

     "Perfection Certificate" shall mean a certificate substantially in the form of Annex I hereto, completed and supplemented with the schedules and attachments contemplated thereby, and duly executed by a Financial Officer.

     "Permitted Encumbrances" shall mean:

          (a) Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

          (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days;

          (c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

          (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

          (e) judgment liens in respect of judgments that do not constitute an Event of Default under Section 6.01;

          (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Debtor; and

          (g) Liens in favor of any of the Secured Parties created pursuant to this Agreement;

provided that the term "Permitted Encumbrances" shall not include any Lien securing Debt, other than Liens in favor of the Secured Parties.

     "Person" shall mean an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local "government, or a political subdivision thereof or any agency of such government or subdivision.

     "Proceeds" shall mean any consideration wherever received, from the sale, exchange, license, lease or other disposition of any asset or property that constitutes Collateral wherever situate, any value, wherever received, as a consequence of the possession of any Collateral wherever situate and any payment received from any insurer or other Person as a result of the destruction, loss, theft, damage or other involuntary conversion of whatever nature, and wherever such destruction, loss, theft, damage or other involuntary conversion shall occur, of any asset or property which constitutes Collateral, and shall include:
(a) any claim of the Debtor against any third party for (and the right to sue and recover for and the rights to damages or profits due or accrued arising out of or in connection with) (i) past, present or future infringement of any Patent now or hereafter owned by the Debtor, or licensed under a Patent License, (ii) past, present or future infringement or dilution of any Trademark now or hereafter owned by the Debtor or licensed under a Trademark License or injury to the goodwill associated with or symbolized by any Trademark now or hereafter owned by the Debtor, (iii) past, present or future breach of any License and
(iv) past, present or future infringement of any Copyright now or hereafter owned by the Debtor or licensed under a Copyright License and (b) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

     "Secured Parties" shall mean (a) the Lender, (b) the Lender as "Agent" and as a "Lender" under each of the Existing Credit Facilities and the Existing Guaranties, (c) the beneficiaries of each indemnification obligation undertaken by the Debtor under any Loan Document, and (d) the successors, participants and permitted assigns of each of the foregoing.

     "Securities" shall mean any obligations of an issuer or any shares, participations or other interests in an issuer or in property or an enterprise of an issuer which (a) are represented by a certificate representing a security in bearer or registered form, or the transfer of which may be registered upon books maintained for that purpose by or on behalf of the issuer, (b) are one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations and (c)(i) are, or are of a type, dealt with or traded on securities exchanges or securities markets or (ii) are a medium for investment and by their terms expressly provide that they are a security governed by Article 8 of the Uniform Commercial Code.

     "Securities Account" shall mean an account to which a Financial Asset is or may be credited in accordance with an agreement under which the Person maintaining the account undertakes to treat the Person for whom the account is maintained as entitled to exercise rights that comprise the Financial Asset.

     "Security Entitlements" shall mean the rights and property interests of an Entitlement Holder with respect to a Financial Asset.

     "Security Interest" shall have the meaning assigned to such term in Section 2.01.

     "Securities Intermediary" shall mean (a) a clearing corporation or (b) a Person, including a bank or broker, that in the ordinary course of its business maintains securities accounts for others and is acting in that capacity.

     "Subsidiary" shall have the meaning assignment to such term in the Note.

     "Trademark License" shall mean any written agreement, now or hereafter in effect, granting to the Debtor any right to use any Trademark now or hereafter owned by any third party, and all rights of the Debtor under any such agreement.

     "Trademarks" shall mean all of the following now owned or hereafter acquired by the Debtor: (a) all trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all registration and recording applications filed in connection therewith, including registrations and registration applications in the United States Patent and Trademark Office, any State of the United States or the District of Columbia (or any similar offices in any other country or any political subdivision thereof) and all extensions or renewals thereof, including those listed on Schedule III to this Agreement, (b) all goodwill associated therewith or symbolized thereby and (c) all other assets, rights and interests that uniquely reflect or embody such goodwill.

     "Transition Services Agreement" shall mean that certain Transition Services Agreement, in form approved by Lender, to be entered into on or about the date hereof by and between the Debtor and Kraft.

     "UCC" or "Uniform Commercial Code" shall mean the Uniform Commercial Code in effect in the State of New York, as amended from time to time.

     "United States" shall mean the United States (or any political subdivision thereof) and its territories and possessions.

     SECTION 1.03 Rules of Interpretation. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

                                   ARTICLE II

                                Security Interest

     SECTION 2.01 Security Interest. As security for the payment or performance, as the case may be, in full of the Obligations, the Debtor hereby assigns, grants, pledges and transfers, to the Lender and the other Secured Parties, their respective successors and assigns, a security interest in all of the Debtor's right, title and interest in, to and under the Collateral (the "Security Interest"). Without limiting the foregoing, the Lender is hereby authorized to file one or more financing statements (including fixture filings), continuation statements, filings with the United States Patent and Trademark Office, the United States Copyright Office (or any successor office or any similar office in any other country) or other documents for the purpose of perfecting, confirming, continuing, enforcing, giving notice of or protecting the Security Interest granted by the Debtor, without the signature of the Debtor, and naming the Debtor as debtor, and the Lender and/or any or all of the other Secured Parties as secured party.

     SECTION 2.02 No Assumption of Liability. The Security Interest is granted as security only and shall not subject the Lender or any other Secured Party to, or in any way alter or modify, any obligation or liability of the Debtor with respect to or arising out of the Collateral.

                                   ARTICLE III

                         Representations and Warranties

     The Debtor represents and warrants to the Lender and the other Secured Parties that:

     SECTION 3.01 Title and Authority. The Debtor has good and valid rights in and title to the Collateral with respect to which it has purported to grant a Security Interest hereunder and has full power and authority to grant to the Lender and the other Secured Parties the Security Interest in the Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agreement, without the consent or approval of any other Person other than any consent or approval which has been obtained and is in full force and effect.

     SECTION 3.02 Perfection Certificate. The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein is correct and complete in all material respects.

     SECTION 3.03 Validity of Security Interest. The Security Interest constitutes (a) a legal and valid security interest in all the Collateral securing the payment and performance of the Obligations and (b) a perfected security interest in all Collateral in which a security interest may be perfected by filing, recording or registering a financing statement or analogous document in the United States, or any other country pursuant to the UCC or other applicable law in such jurisdictions. The Security Interest is and shall be prior to any other Lien on any of the Collateral, other than (i) Liens expressly permitted to be prior to the Security Interest pursuant to Section 4.13 of this Agreement, and (ii) Liens granted by Kraft, which Liens the Debtor shall use best efforts to be caused to be released by Kraft within 45 days following the consummation of the transaction contemplated under the Asset Purchase Agreement. If any Lien granted by Kraft has not been terminated within such time period, then the Debtor will, upon the Lender's request, take action at the Debtor's own expense to enforce its rights against Kraft under the Asset Purchase Agreement and other documents delivered in connection with the acquisition of the Acquired Assets. Kraft has delivered to the Lender copies of financing statements affecting assets of Kraft. The Debtor will deliver to the Lender a list of any such financing statements which, to the best of the Debtor's knowledge, reflect liens or other interests in the Acquired Assets within 21 days following the date of this Agreement.

     SECTION 3.04 Absence of Other Liens. The Collateral is owned by the Debtor free and clear of any Lien, except for Liens expressly permitted pursuant to
Section 4.13 of this Agreement. The Debtor has not filed or consented to the filing of (a) any financing statement or analogous document under the UCC or any other applicable laws covering any Collateral other than those financing statements in favor of the Secured Parties, (b) any assignment in which the Debtor assigns any Collateral or any security agreement or similar instrument covering any Collateral with the United States Patent and Trademark Office, the United States Copyright Office or any similar office in any other jurisdiction other than any of the foregoing in favor of the Lenders and the other Secured Parties or (c) any assignment in which the Debtor assigns any Collateral or any security agreement or similar instrument covering any Collateral with any foreign governmental, municipal or other office, which financing statement or analogous document, assignment, security agreement or similar instrument is still in effect, except, in each case, for Liens expressly permitted pursuant to Section 4.13 of this Agreement and except for financing statements evidencing Liens being terminated on the Effective Date, other than any of the foregoing in favor of the Lenders and the other Secured Parties.

     SECTION 3.05 Asset Purchase Agreement. The New Loan will be used solely for the purpose of the Debtor's acquisition of that portion of the Collateral which constitutes "Acquired Assets" (as defined in the Asset Purchase Agreement) pursuant to the Asset Purchase Agreement.

                                   ARTICLE IV

                                    Covenants

     SECTION 4.01 Change of Name; Location of Collateral: Records; Place of Business.

     (a) The Debtor agrees promptly to notify the Lender in writing but in no event later than 30 days after such change, of any change (i) in its legal name or in any trade name used to identify it in the conduct of its business or in the ownership of its properties, (ii) in the location of its chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility), (iii) in its partnership, corporate or other organizational structure or (iv) in its Federal Taxpayer Identification Number. The Debtor agrees to cooperate with the Lender in making all filings that are required in order for the Lender and the other Secured Parties to continue at all times following such change to have a valid, legal and perfected first priority security interest in all the Collateral. The Debtor agrees promptly to notify the Lender if any material portion of the Collateral owned or held by the Debtor is damaged or destroyed.

     (b) The Debtor agrees to maintain, at its own cost and expense, such complete and accurate records with respect to the Collateral owned by it as is consistent with its current practices and in accordance with such prudent and standard practices used in industries that are the same as or similar to those in which the Debtor is engaged, but in any event to include complete accounting records indicating all payments and proceeds received with respect to any part of the Collateral, and, at such time or times as the Lender may reasonably request, promptly to prepare and deliver to the Lender a duly certified schedule or schedules in form and detail reasonably satisfactory to the Lender showing the identity, amount and location of any and all Collateral.

     (c) The Debtor shall keep the Equipment and Inventory of the Debtor at (i) the places therefor specified on Annex I, and (ii), upon 30 days' prior written notice to the Lender, at such other places in a jurisdiction where all action, if any, required by Section 4.04 shall have been taken with respect to such Equipment and Inventory. Notwithstanding the foregoing, for no longer than the maximum service periods set forth in the Transition Services Agreement, the Debtor may keep a portion of its Inventory (having a fair market value not in excess of $2,500,000) at locations operated by Kraft (or by others pursuant to contracts with Kraft) in connection with the distribution and warehousing services to be provided under the Transition

Services Agreement. The Debtor shall cause the Equipment of the Debtor to be maintained and preserved in the ordinary course of business, and shall, in the case of any loss or damage to any of such Equipment, as quickly as practicable after the occurrence thereof, make or cause to be made, all repairs, replacements and other improvements in connection therewith that are necessary or desirable to such end. The Debtor shall pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Equipment and Inventory of the Debtor.

     SECTION 4.02 Periodic Certification. Within 15 days following a request from the Lender, and upon delivery of the annual financial statements for Coolbrands International Inc. and its Subsidiaries (including the Debtor) as required under the Loan Documents, the Debtor shall deliver to the Lender a certificate executed by the chief financial officer of the Debtor setting forth the information required pursuant to Section 1 of the Perfection Certificate or confirming that there has been no change in such information since the date of such certificate or the date of the most recent certificate delivered pursuant to this Section 4.02. Each certificate delivered pursuant to this Section 4.02 shall also identify in the format of Schedule I, II, or III, as applicable, all Intellectual Property of the Debtor in existence on the date thereof and not then listed on such Schedules or previously so identified to the Lender. This
Section 4.02 shall not be considered to limit in any way any other covenant in this Agreement.

     SECTION 4.03 Protection of Security. The Debtor shall, at its own cost and expense, take any and all actions necessary to defend title to the Collateral against all Persons and to defend the Security Interest of the Lender and the other Secured Parties in the Collateral and the priority thereof against any Lien not expressly permitted pursuant to Section 4.13 of this Agreement.

     SECTION 4.04 Further Assurances, (a) The Debtor agrees, at its own expense,
(i) to execute, acknowledge, deliver and cause to be duly filed all such further instruments and documents and take all such actions as the Lender may from time to time reasonably request to preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing statements (including fixture filings), filings in the United States Patent and Trademark Office and the United States Copyright Office or other documents in connection herewith or therewith and (ii) at the request of the Lender, to enter into and to cause any Securities Intermediary through which it holds Investment Property to enter into (or to reinvest through a Securities Intermediary who will enter into) a control agreement, in form and substance reasonably satisfactory to the Lender, pursuant to which such Securities Intermediary grants "control", within the meaning of Section 8-106 of the Uniform Commercial Code of the State of New York, over such Investment Property to the Lender. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note or other instrument, such note or instrument shall be forthwith pledged and delivered to the Lender, duly endorsed in a manner satisfactory to the Lender.

     (b) Without limiting the generality of the foregoing, the Debtor hereby authorizes the Lender, with prompt notice thereof to the Debtor, to supplement this Agreement by supplementing Schedule I, II, or III hereto or adding additional schedules hereto to identify specifically any asset or item that may constitute Copyrights, Licenses, Patents or Trademarks; provided, however, that the Debtor shall have the right, exercisable within 10 days after it has been notified by the Lender of the specific identification of such Collateral, to advise the Lender in writing of any inaccuracy of the representations and warranties made by the Debtor hereunder with respect to such Collateral. The Debtor agrees that it will use its commercially reasonable efforts to take such action as shall be necessary in order that all representations and warranties hereunder shall be true and correct with respect to such Collateral within 30 days after the date it has been notified by the Lender of the specific identification of such Collateral.

     SECTION 4.05 Inspection and Verification. The Debtor will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Lender and such Persons as the Lender may designate shall have the right, at the Debtor's own cost and expense, upon reasonable notice and during normal business hours, to inspect the Collateral, all records related thereto (and to make extracts and copies from such records) and the premises upon which any of the Collateral is located, to discuss the Debtor's affairs with the officers of the Debtor and its independent accountants and to verify under reasonable procedures the validity, amount, quality, quantity, value, condition and status of, or any other matter relating to, the Collateral, including, in the case of Accounts or Collateral in the possession of any third party, by contacting Account Debtors in the event of and during the continuance of an Event of Default or the third party possessing such Collateral for the purpose of making such a verification. The Lender shall have the absolute right to share any information it gains from such inspection or verification with any Secured Party.

     SECTION 4.06 Taxes; Encumbrances. At its option, the Lender may discharge past due taxes, assessments, charges, fees, Liens, security interests or other encumbrances at any time levied or placed on the Collateral and not permitted pursuant to Section 4.13 of this Agreement and may pay for the maintenance and preservation of the Collateral to the extent the Debtor fails to do so as required by this Agreement, and the Debtor agrees to reimburse the Lender on demand for any payment made or any expense incurred by the Lender pursuant to the foregoing authorization; provided, however, that nothing in this
Section 4.06 shall be interpreted as excusing the Debtor from the performance of, or imposing any obligation on the Lender or any Secured Party to cure or perform, any covenants or other promises of the Debtor with respect to taxes, assessments, charges, fees, Liens, security interests or other encumbrances and maintenance as set forth herein or in the other Loan Documents.

     SECTION 4.07 Assignment of Security Interest. If at any time the Debtor shall take a security interest in any property of an Account Debtor or any other Person to secure payment and performance of an Account in excess of $100,000 to the extent permissible under the document granting a security interest, the Debtor shall promptly assign such security interest to the Lender. Such assignment need not be filed of public record unless necessary to continue the perfected status of the security interest against creditors of and transferees from the Account Debtor or other Person granting the security interest.

     SECTION 4.08 Continuing Obligations of the Debtor. The Debtor shall remain liable to observe and perform all the conditions and obligations to be observed and performed by it under each contract, agreement or instrument relating to the Collateral, all in accordance with the terms and conditions thereof, and the Debtor agrees to indemnify and hold harmless the Lender and the other Secured Parties from and against any and all liability for such performance.

     SECTION 4.09 Use and Disposition of Collateral. The Debtor shall not make or permit to be made an assignment, pledge or hypothecation of the Collateral or grant any other Lien in respect of the Collateral, except as expressly permitted by Section 4.13 of this Agreement. The Debtor shall not make, nor shall it permit to be made, any sale, conveyance, lease, assignment, transfer or other disposition of any Collateral, and the Debtor shall remain at all times in possession of the Collateral owned by it, except that (a) Inventory may be sold in the ordinary course of business and (b) unless and until an Event of Default shall have occurred and be continuing, the Debtor may use and dispose of the Collateral in any lawful manner not inconsistent with the provisions of this Agreement or any other Loan Document. Without limiting the generality of the foregoing, the Debtor agrees that it shall not permit any material portion of its Inventory to be in the possession or control of any warehouseman, bailee, landlord, agent or processor at any time except for Inventory maintained by Kraft (or by others pursuant to contracts with Kraft) pursuant to the Transition Services Agreement, unless such warehouseman, bailee, landlord, agent or processor shall have been notified of the Security Interest and shall have agreed in writing to hold the Inventory subject to the Security Interest and the instructions of the Lender and to waive and release any Lien held by it with respect to such Inventory, whether arising by operation of law or otherwise.

     SECTION 4.10 Limitation on Modification of Accounts. The Debtor will not, without the Lender's prior written consent, grant any extension of the time of payment of any of the Accounts Receivable, compromise, compound or settle the same for less than the full amount thereof, release, wholly or partly, any Person liable for the payment thereof or allow any credit or discount whatsoever thereon, other than extensions, credits, discounts, compromises or settlements granted or made in the ordinary course of business and consistent with its good faith business judgment and past practices.

     SECTION 4.11 Insurance. The Debtor, at its own expense, shall maintain or cause to be maintained insurance covering physical loss or damage to the Inventory and Equipment with financially sound and reputable insurance companies, in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations. The Debtor irrevocably makes, constitutes and appoints the Lender (and all officers, employees or agents designated by the Lender) as the Debtor's true and lawful agent (and attorney-in-fact) for the purpose, during the continuance of an Event of Default, of making, settling and adjusting claims in respect of Collateral under policies of insurance, endorsing the name of the Debtor on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. All property damage insurance maintained on any portion of the Collateral shall name the Lender as an additional insured and loss payee. All liability insurance maintained in respect of any portion of the Collateral shall name each Secured Party as an additional insured. In the event that the Debtor at any time or times shall fail to obtain or maintain any of the policies of insurance required hereby or to pay any premium in whole or part relating thereto, the Lender may, without waiving or releasing any obligation or liability of the Debtor hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance and pay such premium and take any other actions with respect thereto as the Lender deems advisable. Reimbursement under any liability insurance maintained by the Debtor pursuant to this Section 4.11 may be paid directly to the Person who shall have incurred liability covered by such insurance. In case of any loss involving damage to Equipment or Inventory, the Debtor shall make or cause to be made the necessary repairs to or replacements of its Equipment or Inventory, and proceeds of insurance (if any) properly received by or released to the Debtor shall be used by the Debtor, except as otherwise required hereunder or by the Loan Documents, to pay or as reimbursement for the costs of such repairs or replacements. So long as no Event of Default is continuing, the Lender shall permit any such insurance proceeds to be so used. All sums disbursed by the Lender in connection with this Section 4.11, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be payable, upon demand, by the Debtor to the Lender and shall constitute additional Obligations secured hereby.

     SECTION 4.12 Legend. Promptly after a request therefor from the Lender following an Event of Default, the Debtor shall legend, in form and manner reasonably satisfactory to the Lender, its Accounts Receivable and its books, records and documents evidencing or pertaining thereto with an appropriate reference to the fact that such Accounts Receivable have been collaterally assigned to the Lender for the benefit of the Secured Parties and that the Lender has a security interest therein.

     SECTION 4.13 Liens. The Debtor will not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including Accounts Receivable) or rights in respect of any thereof, except:

     (a) Permitted Encumbrances;

     (b) Any Lien on any property or asset of the Debtor existing on the date hereof and set forth in Schedule IV; provided that (i) such Lien shall not apply to any other property or asset of the Debtor and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof; and

     (c) Purchase money Liens on any Equipment acquired or held by the Debtor in the ordinary course of business to secure the purchase price of such Equipment or to secure Debt incurred solely for the purpose of financing the acquisition of such Equipment, or Liens existing on such Equipment at the time of its acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided, however, that no such Lien shall extend to or cover any property of any character other than the Equipment being acquired, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced;

provided, however, that none of the foregoing shall be permitted if the same is prohibited under Section 5.02(b) of either of the Existing Credit Facilities or by Section 3 of the New Payment Guaranty.

     SECTION 4.14 Covenants Regarding Patent, Trademark and Copyright
Collateral.

     (a) The Debtor agrees that it will not, and it will exercise its best efforts to ensure that its licensees will not, do any act, or omit to do any act, whereby any Patent may become invalidated or dedicated to the public, and agrees that it shall continue to mark any products covered by a Patent with the relevant patent number as necessary and sufficient to establish and preserve its maximum rights under applicable patent laws, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     (b) The Debtor (either itself or through its licensees or its sublicensees) will, for each Trademark, (i) maintain such Trademark in full force free from any claim of abandonment or invalidity for non-use, (ii) maintain the quality of products and services offered under such Trademark, (iii) display such Trademark with notice of United States federal or foreign registration to the extent necessary and sufficient to establish and preserve its maximum rights under applicable law and (iv) not use or knowingly permit the use of such Trademark in violation of any third party rights, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     (c) The Debtor (either itself or through licensees) will, for each work covered by a Copyright, continue to publish, reproduce, display, adopt and distribute the work with appropriate copyright notice as necessary and sufficient to establish and preserve its maximum rights under applicable copyright laws, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

     (d) The Debtor shall notify the Lender promptly if it knows that any Patent, Trademark or Copyright material to the conduct of the business of the Debtor (taken as a whole) may reasonably be expected to become abandoned, lost or dedicated to the public, or of any material adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, United States Copyright Office, or any court or similar office of any country) regarding the Debtor's ownership of any such Patent, Trademark or Copyright, its right to register the same, or to keep and maintain the same.

     (e) In no event shall the Debtor, either itself or through any agent, employee, licensee or designee, file an application for any Patent, Trademark or Copyright (or for the registration of any Trademark or Copyright) with the United States Patent and Trademark Office, United States Copyright Office, or any office or agency in any political subdivision of the United States or in any other country or any political subdivision thereof, unless it promptly informs the Lender and, upon request of the Lender, executes and delivers any and all agreements, instruments, documents and papers as the Lender may reasonably request to evidence the Lender's security interest in such Patent, Trademark or Copyright, and the Debtor hereby appoints the Lender as its attorney-in-fact to execute and file such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed; such power, being coupled with an interest, is irrevocable.

     (f) The Debtor will take all necessary steps that are consistent with the practice in any proceeding before the United States Patent and Trademark Office, United States Copyright

Office or any office or agency in any political subdivision of the United States or in any other country or any political subdivision thereof, to maintain and pursue each material application relating to the Patents, Trademarks and/or Copyrights (and to obtain the relevant grants or registrations) and to maintain each issued Patent and each registration of the Trademarks and Copyrights that is material to the conduct of the business of the Debtor, including timely filings of applications for renewal, affidavits of use, affidavits of incontestability and payment of maintenance fees, and, if consistent with good business judgment, to initiate opposition, interference and cancellation proceedings against third parties.

     (g) In the event that the Debtor has reason to believe that any Collateral consisting of a Patent, Trademark or Copyright material to the conduct of the business of the Debtor has been or is about to be infringed, misappropriated or diluted by a third party in any material respect, the Debtor promptly shall notify the Lender and shall, if consistent with good business judgment, promptly sue for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation or dilution, and take such other actions as are appropriate under the circumstances to protect such Collateral.

     (h) Upon and during the continuance of an Event of Default, the Debtor shall use its best efforts to obtain all requisite consents or approvals by the licensor of each Copyright License, Patent License or Trademark License to effect the assignment of all of the Debtor's right, title and interest thereunder to the Lender or its designee.

                                    ARTICLE V

                                Power of Attorney

     The Debtor irrevocably makes, constitutes and appoints the Lender (and all officers, employees or agents designated by the Lender) as the Debtor's true and lawful agent and attorney-in-fact, and in such capacity the Lender shall have the right, with power of substitution for the Debtor and in the Debtor's name or otherwise, for the use and benefit of the Lender and the Secured Parties, upon the occurrence and during the continuance of an Event of Default (a) to receive, endorse, assign and/or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the Collateral or any part thereof; (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral; (c) to sign the name of the Debtor on any invoice or bill of lading relating to any of the Collateral; (d) to send verifications of Accounts Receivable to any Account Debtor; (e) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral; (f) to settle, compromise, compound, adjust or defend any claims, actions, suits or proceedings relating to all or any of the Collateral; (g) to notify, or to require the Debtor to notify, Account Debtors to make payment directly to the Lender; and (h) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though the Lender were the absolute owner of the Collateral for all purposes, in each case in a manner not inconsistent with the terms of this Agreement; provided, however, that nothing herein contained shall be construed as requiring or obligating the Lender or any Secured Party to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Lender or any Secured Party, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby, and no action taken or omitted to be taken by the Lender or any Secured Party with respect to the Collateral or any part thereof shall give rise to any defense, counterclaim or offset in favor of the Debtor or to any claim or action against the Lender or any Secured Party. It is understood and agreed that the appointment of the Lender as the agent and attorney-in-fact of the Debtor for the purposes set forth above is coupled with an interest and is irrevocable. The provisions of this Section shall in no event relieve the Debtor of any of its obligations hereunder or under any other Loan Document, or with respect to any of the Obligations, with respect to the Collateral or any part thereof, or impose any obligation on the Lender or any Secured Party to proceed in any particular manner with respect to the Collateral or any part thereof, or in any way limit the exercise by the Lender or any Secured Party of any other or further right which it may have on the date of this Agreement or hereafter, whether hereunder, under any other Loan Document or with respect to any of the Obligations, by law or otherwise.

                                   ARTICLE VI

                                    Remedies

     SECTION 6.01 Remedies upon Default.

     (a) Upon the occurrence and during the continuance of an "Event of Default" under the Note or upon any event of default or default beyond applicable periods of notice and grace under this Agreement, any of the Payment Guaranties, or with respect to any ACH Exposure (such "Events of Default", events of default and defaults being the "Events of Default"), the Lender may exercise the rights and remedies set forth in this Section 6.01 regarding the foreclosure and disposition of Collateral.

     (b) Upon the occurrence and during the continuance of an Event of Default, the Debtor agrees to deliver each item of Collateral to the Lender forthwith on demand, and it is agreed that the Lender shall have the right to take any of or all the following actions at the same or different times (subject to any mandatory requirements of law that cannot be waived by contract): (a) with respect to any Collateral consisting of Intellectual Property, on demand, to cause the Security Interest to become an assignment, transfer and conveyance of any of or all such Collateral by the Debtor to the Lender, or to license or sublicense, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any such Collateral throughout the world on such terms and conditions and in such manner as the Lender shall determine (other than in violation of any then-existing licensing arrangements to the extent that waivers cannot be obtained), and (b) with or without legal process and with or without prior notice or demand for performance, to take possession of the Collateral and to enter without breach of the peace any premises owned or leased by the Debtor where the Collateral may be located for the purpose of taking possession of or removing the Collateral and, generally, to exercise any and all rights afforded to a secured party under the UCC or other applicable law. Without limiting the generality of the foregoing, the Debtor agrees that the Lender shall have the right, subject to the mandatory requirements of applicable law, to sell or otherwise dispose of all or any part of the Collateral, at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery as the Lender shall deem appropriate. The Lender shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to Persons who will represent and agree that they are purchasing the Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Lender shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of the Debtor, and the Debtor hereby waives (to the extent permitted by law) all rights of redemption, stay and appraisal which the Debtor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

     (c) The Lender shall give the Debtor 10 days' written notice (which the Debtor agrees is reasonable notice) of the Lender's intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker's board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Lender may fix and state in the notice (if any) of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Lender may (in its sole and absolute discretion) determine. The Lender shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Lender may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Lender until the sale price is paid by the purchaser or purchasers thereof, but the Lender shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. For purposes hereof, a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof; the Lender shall be free to carry out such sale pursuant to such agreement and the Debtor shall not be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Lender shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Lender may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver.

     SECTION 6.02 Application of Proceeds. The Lender shall promptly apply the proceeds of any collection or sale of the Collateral pledged by the Debtor, as well as any Collateral consisting of cash (collectively, the "Applied Collateral"), as follows:

               FIRST, to the payment of all reasonable out-of-pocket costs and expenses incurred by the Lender in connection with such collection or sale or otherwise in connection with this Agreement or any of the Obligations, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Lender hereunder or under any other Loan Document on behalf of the Debtor and any other reasonable costs or expenses incurred in connection with the exercise of any right or remedy hereunder or thereunder;

               SECOND, to the payment in full of the Obligations, the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution; and

               THIRD, to the Debtor, its successors or assigns or such other party legally entitled thereto as a court of competent jurisdiction may otherwise direct.

The Lender shall have absolute discretion as to time of application of any such proceeds, moneys or balances in accordance with this Agreement and shall have no duty to marshal assets. Upon any sale of the Collateral by the Lender (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the Lender or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Lender or such officer or be answerable in any way for the misapplication thereof.

     SECTION 6.03 Grant of License to Use Intellectual Property. For the purpose of enabling the Lender to exercise rights and remedies under this Article at such time as the Lender shall be lawfully entitled to exercise such rights and remedies, the Debtor hereby grants, and reaffirms and continues any prior grant, to the Lender of an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to the Debtor) to use, license or sub-license any of the Collateral consisting of Intellectual Property now owned or hereafter acquired by the Debtor, and wherever the same may be located, and including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof. The use of such license by the Lender shall be exercised, at the option of the Lender, upon the occurrence and during the continuation of an Event of Default; provided that any license, sub-license or other transaction entered into by the Lender in accordance herewith shall be binding upon the Debtor notwithstanding any subsequent waiver or cure of an Event of Default.

                                   ARTICLE VII

                                  Miscellaneous

     SECTION 7.01 Notices.

          (a) All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, if to the Debtor, to it at c/o Integrated Brands Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779, Attention of Gary P. Stevens, Telecopy No. (631) 737-9792, with a copy to Lori S. Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, Telecopy No. (212) 355-

3333 and if to the Lender, to JPMorgan Chase Bank, N.A., 4 Chase MetroTech Center, Brooklyn, New York 11245, Attention of Peter D'Agostino, (Telecopy No. 718-242-3846). Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

     SECTION 7.02 Security Interest Absolute. All rights of the Lender hereunder, the Security Interest and all obligations of the Debtor hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Note, any of the Payment Guaranties or any other Loan Document, any other agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Note, any of the Payment Guaranties, any other Loan Document or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Debtor in respect of the Obligations or this Agreement (other than the indefeasible payment in full in cash of the Obligations).

     SECTION 7.03 Survival of Agreement. All covenants, agreements, representations and warranties made by the Debtor herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the Secured Parties and shall survive the making by the Lender of the New Loan regardless of any investigation made by the Lender, and shall continue in full force and effect until this Agreement shall terminate.

     SECTION 7.04 Binding Effect; Several Agreement. This Agreement shall become effective as to the Debtor when a counterpart hereof executed on behalf of the Debtor shall have been delivered to the Lender and a counterpart hereof shall have been executed on behalf of the Lender, and thereafter shall be binding upon the Debtor and the Lender and their respective successors and assigns, and shall inure to the benefit of the Debtor, the Lender and the other Secured Parties and their respective successors and assigns, except that the Debtor shall not have the right to assign, delegate or transfer its rights or obligations hereunder or any interest herein or in the Collateral (and any such assignment, delegation or transfer shall be void) except as expressly contemplated by this Agreement.

     SECTION 7.05 Successors and Assigns. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Debtor or the Lender that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.

     SECTION 7.06 Lender's Fees and Expenses; Indemnification.

     (a) The Debtor agrees to pay upon demand to the Lender the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its counsel and of any experts or agents, which the Lender may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from or other realization upon any of the Collateral, (iii) the exercise, enforcement or protection of any of the rights of the Lender hereunder or (iv) the failure of the Debtor to perform or observe any of the provisions hereof.

     (b) Without limitation of its indemnification obligations under the other Loan Documents, the Debtor agrees to indemnify the Lender and the other Indemnitees against, and hold each of them harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable fees, disbursements and other charges of counsel, incurred by or asserted against any of them arising out of, in any way connected with, or as a result of, the execution, delivery or performance of this Agreement or any claim, litigation, investigation or proceeding relating hereto or to the Collateral, whether or not any Indemnitee is a party thereto; provided that the indemnity set forth in this paragraph (b) shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

     (c) Any such amounts payable as provided under this Section 7.06 shall constitute additional Obligations secured hereby. The provisions of this Section
7.06 shall remain operative and in full force and effect regardless of the termination of this Agreement, the Payment Guaranties, or any other Loan Document, the consummation of the transactions contemplated hereby, the repayment of the New Loan, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Lender. All amounts due under this Section 7.06 shall be payable on written demand therefor.

     SECTION 7.07 Governing Law. This Agreement is, and shall be deemed to be, a contract entered into under and pursuant to the laws of the State of New York, and shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles of New York State law other than Section 5-1401 of the New York General Obligations Law.

     SECTION 7.08 Waivers; Amendment.

     (a) No failure or delay of the Lender in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Lender hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that it or any of the other Secured Parties would otherwise have. No waiver of any provisions of this Agreement or any other Loan Document or consent to any departure by the Debtor therefrom shall in any event be effective unless the same shall be permitted by paragraph
(b) of this Section 7.08 and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the

Debtor in any case shall entitle the Debtor to any other or further notice or demand in similar or other circumstances.

     (b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Lender and the Debtor with respect to which such waiver, amendment or modification is to apply.

     SECTION 7.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.09.

     SECTION 7.10 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction).

     SECTION 7.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract (subject to Section 7.04), and shall become effective as provided in Section 7.04. Delivery of an executed signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     SECTION 7.12 Headings. Article and Section headings used herein are for the purpose of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

     SECTION 7.13 Jurisdiction; Consent to Service of Process.

     (a) The Debtor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of New York State court sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Lender or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Debtor or its properties in the courts of any jurisdiction.

     (b) The Debtor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

     (c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.01. Nothing in this Agreement will affected the right of any party to this Agreement to serve process in any other manner permitted by law.

     SECTION 7.14 Termination. This Agreement and the Security Interest shall terminate when all of the Obligations have been indefeasibly satisfied, at which time the Lender shall execute and deliver to the Debtor, at the Debtor's expense, all UCC termination statements and similar documents which the Debtor shall reasonably request to evidence such termination. Any execution and delivery of termination statements or documents pursuant to this Section 7.14 shall be without recourse to or warranty by the Lender.

                   [Signatures appear on the following page.]

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                        COOLBRANDS DAIRY INC.,
                                        a Delaware corporation


                                        By: /s/ David Stein
                                            ------------------------------------
                                            Name: David Stein
                                            Title: President


                                        JPMORGAN CHASE BANK, N.A.,
                                        as Lender


                                        By:
                                            ------------------------------------
                                            Name: Peter D'Agostino
                                            Title: Vice President

Security Agreement

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                        COOLBRANDS DAIRY INC.,
                                        a Delaware corporation


                                        By:
                                            ------------------------------------
                                            Name: David Stein
                                            Title: President


                                        JPMORGAN CHASE BANK, N.A.,
                                        as Lender


                                        By: /s/ Peter D'Agostino
                                            ------------------------------------
                                            Name: Peter D'Agostino
                                            Title: Vice President

Security Agreement

                                                                  Annex 1 to the
                                                              Security Agreement

                                     FORM OF

                             PERFECTION CERTIFICATE

     Reference is made to the Security Agreement dated as of March 25, 2005 (as amended, supplemented or otherwise modified from time to time, the "Security Agreement"), between Coolbrands Dairy Inc., as the Debtor (the "Debtor") and JPMorgan Chase Bank, N.A., as the Lender (the "Lender"). Capitalized terms used and not defined herein have the meanings given to them in the Security Agreement.

     The undersigned, chief financial officer of the Debtor, hereby certifies to the Lender and each other Secured Party as follows:

     1. Names.

     (a) The exact partnership, corporate, limited liability company or other name of the Debtor, as such name appears in its respective partnership agreement, articles or certificate of incorporation, limited liability company or operating agreement or other organizational document, is as follows:

          Coolbrands Dairy Inc.

     (b) Set forth below is each other partnership, corporate, limited liability company or other name the Debtor has had in the past five years together with the date of the relevant change:

          None.

     (c) Except as set forth on Schedule I hereto, the Debtor has not changed its identity or partnership, corporate, limited liability company or other structure in any way within the past five years. Changes in identity or corporate, limited liability company or other structure would include mergers, consolidations and acquisitions, as well as any change in the form, nature or jurisdiction of partnership, corporate, limited liability company or other organization. If any such change has occurred, include in Schedule 1 the information required by Sections 1 and 2 of this certificate is listed below as to each acquiree or constituent party to a merger or consolidation.

     (d) The following is a list of all other names (including trade names or similar appellations) used (or intended to be used) by the Debtor or any of its divisions or other business units in connection with the conduct of its business or the ownership of its properties at any time during the past five years (or in the immediate future):

     (e) Set forth below is the Federal Taxpayer Identification Number of the
Debtor:

          20-2372636


                                      A1-1

                                                                  Annex 1 to the
                                                              Security Agreement

     2. Current Locations.

     (a) The chief executive office of the Debtor is located at the address set forth opposite its name

Mailing Address   County     State
---------------   --------   -----
22 County Route   Saint      New
52, N Lawrence,   Lawrence   York
NY 12967

     (b) Set forth below all locations where the Debtor maintains any books or records relating to any Accounts Receivable (with each location at which chattel paper, if any, is kept being indicated by an "*"):

          During the term of the Transition Services Agreement

Mailing Address   County     State
---------------   --------   -----


     (c) Set forth below are all the places of business of the Debtor not identified in paragraph (a) or (b) above:

Mailing Address   County     State
---------------   --------   -----
None

     (d) Set forth below are all the locations where the Debtor maintains any Collateral not identified above:

Mailing Address   County     State
---------------   --------   -----



                                      A1-2

                                                                  Annex 1 to the
                                                              Security Agreement

Mailing Address   County     State
---------------   --------   -----


     (e) Set forth below are the names and addresses of all Persons other than the Debtor that have possession of any of the Collateral of the Debtor:

Mailing Address   County     State
---------------   --------   -----


     3. Unusual Transactions. All Accounts Receivable have been originated by the Debtor in the ordinary course of business, and all Inventory has been acquired by the Debtor by means of the Asset Purchase Agreement or in the ordinary course of business.

                                                                  Annex 1 to the
                                                              Security Agreement

     IN WITNESS WHEREOF, the undersigned has duly signed this certificate on this ___ day of March, 2005.

                                             COOLBRANDS DAIRY INC.


                                             By: /s/ David Stein
                                                 -------------------------------
                                             Name: David Stein
                                             Title: President

Security Agreement

                      SCHEDULE 1 TO PERFECTION CERTIFICATE

                        Changes in Identity and Structure

     None.

                                                               Schedule I to the
                                                              Security Agreement

                                   Copyrights

     None.

                                                              Schedule II to the
                                                              Security Agreement

                                     Patents

     None.

                                                             Schedule III to the
                                                              Security Agreement

                                   Trademarks

     None.

                                                              Schedule IV to the
                                                              Security Agreement

                                 Existing Liens

                        Schedule A to Security Agreement

                              (Excluded Collateral)

                    WAIVER, FIRST AMENDMENT AND REAFFIRMATION
                   TO NOTE, GUARANTIES AND SECURITY AGREEMENT

          WAIVER, FIRST AMENDMENT AND REAFFIRMATION TO NOTE, GUARANTIES AND SECURITY AGREEMENT (this "Amendment"), dated as of August 31, 2005, among INTEGRATED BRANDS, INC., a New Jersey corporation, (the "Borrower"), each of the Credit Parties (as defined in the 2005 Note (as defined below)) listed on Exhibit A hereto (the "Group One Guarantors") and each of the Credit Parties listed on Exhibit B hereto (the "Other Guaranty Parties" and together with the Group One Guarantors, the "Guarantors") and JPMORGAN CHASE BANK, N.A., a national banking association (the "Lender") hereby agree as follows:

                                   WITNESSETH

          WHEREAS, the Lender made a term loan to the Borrower in the principal amount of $40,000,000.00 (the "2005 Loan"), which 2005 Loan is evidenced by a Promissory Note dated March 25, 2005 in that principal amount, made by the Borrower to the Lender (the "2005 Note"; capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to them in the 2005 Note);

          WHEREAS, with respect to the Borrower's obligations under the 2005 Note and the Other Loan Documents (as defined in the 2005 Note) and with respect to the loan evidenced thereby ("2005 Loan"), each of Coolbrands International, Inc. ("Coolbrands") and Kayla Foods Int'l (Barbados), Inc. executed a Guaranty of Payment, the other Group One Guarantors (other than Yogen Fruz Canada, Inc. ("Yogen")) and the Other Guaranty Parties executed a Joint and Several Guaranty of Payment, each dated March 25, 2005 and Yogen is executing a Guaranty of Payment dated the date of this Amendment (such guaranties, collectively, the "2005 Guaranties");

          WHEREAS, concurrently herewith (i) the Borrower, the Group One Guarantors, the Other Guaranty Parties and the Lender, for itself and as Agent under each of the Exiting Credit Facilities (Lender, in its capacity as such Agent, the "Agent"), are entering into a Waiver, Seventh Amendment, Joinder and Reaffirmation to Loan Agreement, Guaranties and Security Agreement (the "1994 Loan Amendment") with respect to certain credit facilities extended to the Borrower by the Lender pursuant to a Loan Agreement dated as of December 23, 1994 (as amended through the date hereof, the "1994 Loan Agreement"), and a Waiver, Third Amendment, Joinder and Reaffirmation to Loan Agreement, Guaranties and Security Agreement (the "2000 Loan Amendment") with respect to a credit facility extended to the Borrower by the Lender pursuant to a Loan Agreement dated as of September 20, 2000 (as amended through the date hereof, the "2000 Loan Agreement" and, together with the 1994 Loan Amendment, the "Other Amendments");

          WHEREAS, a certain Event of Default has occurred under Section 13(k) of the 2005 Note, in that the Events of Default set forth on Schedule I to this Amendment have occurred under the Existing Credit Facilities (the "Existing Event of Default"); and

          WHEREAS, the Borrower and the Guarantors have requested that the Lender waive the Existing Event of Default, and the Lender is willing to waive the Existing Event of Default, but only on the terms and conditions provided in this Amendment and in the Security Agreements (as defined below);

          NOW, THEREFORE, in good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Guarantors, the Agent and the Lender hereby agree as follows:

          1. Amendments. The following are intended to be effective as of August 31, 2005:

               (a) The following definitions are hereby added to the 2005 Note, in alphabetical order:

                         "Agent" shall have the meaning given to such term in
               the recitals to the First Amendment.

                         "Canadian Security Agreements" means, collectively, the
               Security Agreement made by Coolbrands in favor of the Agent and the Payee and the Security Agreement made by Yogen in favor of the Agent and the Lender, each of even date herewith.

                         "Collateral" means, collectively, the "Collateral" as
               defined in the Dairy Security Agreement, in the Canadian Security Agreements and in the 2005 New Security Agreement.

                         "Coolbrands" means Coolbrands International, Inc.

                         "Dairy Security Agreement" means the Security Agreement
               dated March 25, 2005 made by Coolbrands Dairy, Inc. in favor of the Payee.

                         "First Amendment" means the Waiver, First Amendment and
               Reaffirmation to Note, Guaranties and Security Agreement by and among the Maker, the Guarantors and the Payee, dated as of August 30, 2005.

                         "Group One Guarantors" shall have the meaning given to
               such term in the preamble to the First Amendment.

                         "LIBOR Margin" means for the period beginning on August
               31, 2005 and ending on the Maturity Date, a rate per annum equal to 4.50%.

                         "1994 Loan Agreement" shall have the meaning give to
               such term in the recitals to the First Amendment.

                         "2000 Loan Agreement" shall have the meaning give to
               such term in the recitals to the First Amendment.

                         "2005 New Security Agreement" means the Security
               Agreement of even date herewith made by the Maker and the Group
               One

               Guarantors (other than Dairy, Coolbrands and Yogen Fruz Canada, Inc.) in favor of the Agent, the Payee (and the other "Secured Parties", as defined therein), securing, among other things, the respective obligations of the Maker and certain of the Guarantors under this Note and the Other Loan Documents.

                         "Security Agreements" means, collectively, the Dairy
               Security Agreement, the Canadian Security Agreement and the 2005 New Security Agreement.

               (b) The first sentence of the definition for the term "Floating Rate" in Section 1(j) of the 2005 Note is deleted and is replaced with the following:

                         "The term "Floating Rate" shall mean for the period
               beginning on August 31, 2005 and ending on the Maturity Date, a rate per annum equal to the Prime Rate plus 2.50%.

               (c) The term "Maturity Date" in Section 1(r) of the 2005 Note is deleted and is replaced with the following: "(r) The term "Maturity Date" shall mean January 3, 2006."

               (d) The term "Other Loan Documents" in Section 1(v) of the 2005
Note is amended to delete the words "Security Agreement" and to replace them with the words "Security Agreements".

               (e) The term "LIBOR Rate" as set forth in Schedule A of the 2005
Note is deleted and is replaced with the following:

               "a. The "LIBOR Rate" applicable to a particular Interest Period shall mean a rate per annum equal to the Base LIBOR Rate applicable to such Interest Period plus the LIBOR Margin."

               (f) Section 13 of the 2005 Note is amended by adding "or" after the semi-colon at the end of paragraph (k) thereof, and adding the following new
Section 13(1):

                    "(1) Except as permitted under the 1994 Loan Agreement and the 2000 Loan Agreement, any Lien (as defined in the said Loan Agreements) granted pursuant to any of the Security Agreements shall for any reason cease to be a valid and perfected first priority lien on and security interest in the Collateral purported to be covered thereby;"

               (g) Section 17 of the 2005 Note is amended by deleting the following words from the first sentence thereof: "except for the Affirmative Covenants set forth in subparagraphs 5.01(l) and 5.01(m) of each of the Existing Credit Facilities" and replacing them with the following:

               "except for the Affirmative Covenants set forth in (x) subparagraphs 5.01(l), 5.01(m) and 5.01(n) of the 2000 Loan Agreement, and (y) the second reference to subparagraph 5.01(l) of the 1994 Loan Agreement (the first such reference being 'intentionally omitted')".

               (h) Section 25 of the 2005 Note is amended by deleting the name "Gary P. Stevens" from the notice provision and replacing it with name "David J. Stein."

               (i) Section 3 of each of the 2005 Guaranties is amended by deleting the following words from the first sentence thereof: "except for the Affirmative Covenants set forth in subparagraphs 5.01(1) and 5.01(m) of each of the Existing Credit Facilities" and replacing them with the following:

               "except for the Affirmative Covenants set forth in (x) subparagraphs 5.01(l), 5.01(m) and 5.01(n) of the 2000 Loan Agreement (as defined in the 2005 Note), and (y) the second reference to subparagraph 5.01(l) of the 1994 Loan Agreement (as defined in the 2005 Note); the first such reference being 'intentionally omitted' ".

               (j) Section 17 of each of the 2005 Guaranties other than the Yogen Guaranty, and Section 27 of each of the 2005 Guaranties executed by the Kayla and Coolbrands is amended by deleting the name "Gary P. Stevens" and replacing it with the name "David J. Stein."

          2. Affirmative Covenants. The Borrower confirms that Sections 5.04 of each of the Existing Credit Facilities is an "Affirmative Covenant" which the Borrower shall be required to perform and observe as provided in Section 17 to the 2005 Note. The Borrower also acknowledges that, pursuant to Sections 17 and 27 of the 2005 Note, it is also obligated to comply with the "Affirmative Covenants" and "Negative Covenants" of the Existing Credit Facilities as amended by the Other Amendments.

          3. Representations and Warranties. The Borrower and each Group One Guarantor hereby represents and warrants to the Lender that:

               (k) After giving effect to the waivers embodied in this Amendment, there is no Event of Default under the Note, the Dairy Security Agreement or any of the Other Loan Documents, or any Default that shall become and Event of Default thereunder with the passage of time, existing or continuing on the date hereof other than the Existing Event of Default.

               (l) All of the representations and warranties in the 2005 Note, the Dairy Security Agreement, and the Other Loan Documents remain true and correct in all material respects on and as of the date of this Amendment, except for representations and warranties which will be brought down to date on or before the Post-Closing Delivery Date (defined below) pursuant to the Other Amendments.

               (m) Coolbrands has heretofore furnished to the Bank the financial statements required pursuant to Section 5.01(b)(ii) of each of the Existing Credit Facilities for the fiscal quarter ended May 31, 2005. Such financial statements were prepared in conformity with GAAP, and present fairly and accurately the financial condition of Coolbrands and its Consolidated Subsidiaries (as defined in each of the Existing Credit Facilities) as of the dates of such financial statements; and between the date of the most recent such statements and the date hereof, no Material Adverse Change (as defined in the each of the Existing Credit Facilities) has occurred with respect to Coolbrands and its Consolidated Subsidiaries. In this connection, the Lender is aware of the financial projections for Coolbrands and its Consolidated Subsidiaries for the fiscal year ended August 31, 2005.

               (n) There is no obligation or liability, contingent or otherwise of Coolbrands and its Consolidated Subsidiaries which is material in amount and which is not reflected in the financial statements referred to in the foregoing subsection (h).

               (o) The Borrower is duly indebted under the 2005 Note in the principal amount of $30,000,000.00, plus interest, without defense, setoff or counterclaim of any kind whatsoever.

          4. Waivers. Upon the effectiveness of this Amendment, the Lender hereby waives the Existing Event of Default. The waiver set forth in the foregoing sentence is limited specifically to the Existing Event of Default and does not constitute, directly or by implication, a waiver of any other provision of the 2005 Note (or the provisions of the Existing Credit Facilities which are incorporated therein pursuant to Section 17 of the 2005 Note) or any of the other Loan Documents (before or after the effectiveness of this Amendment), or of any other right, power, or privilege of the Lender, or of any default or Event of Default which may occur, or may have occurred (other than the Existing Event of Default), before or after the effectiveness of this Amendment, or otherwise.

          5. Conditions of Effectiveness of this Amendment. This Amendment shall be effective as of the date (on or before September 2, 2005) when the following have been received by the Lender (or its counsel), all in form and substance satisfactory to the Lender (the "Effective Date"):

               (a) Amendment. Counterparts of this Amendment and the Other Amendments, duly executed by the Borrower.

               (b) Documents Required by the 1994 Amendment. The documents which are required to be received by Agent and the Lender (or their counsel) under
Section 5(b), 5(c), 5(d), 5(e) and 5(f) of the 1994 Loan Amendment.

          6. Post Closing Undertaking: On or before September 30, 2005 (the "Post-Closing Delivery Date"), all of the Post-Closing Documents (as defined in the 1994 Loan Amendment) shall have been delivered to the Lender (or its counsel), all in form and substance satisfactory to the Lender. The failure of the Lender to receive any of the Post-Closing Documents on or prior to the Post-Closing Delivery Date shall be an Event of Default under the 2005 Note and the Other Loan Documents.

          7. Reaffirmation. The Dairy Security Agreement and all of the Other Loan Documents which refer to the "Note" are deemed amended hereby to be references to the 2005 Note as amended hereby and as the same may hereafter be amended, extended, supplemented, restated, joined in or otherwise modified or replaced. The Borrower and each of the Guarantors hereby reaffirm all of their respective obligations and liabilities under the 2005 Note, the Guaranties, the Dairy Security Agreement and the Other Loan Documents to which such Person is a party.

          8. Full Force and Effect. As expressly modified by this Amendment, all of the terms and provisions of the 2005 Note, the Dairy Security Agreement and the Other Loan

Documents shall continue in full force and effect, and all parties hereto shall be entitled to the benefits thereof. The agreements herein contained are limited specifically to the matters set forth above and do not constitute directly or by implication an amendment or waiver of any other provision of the 2005 Note, the Dairy Security Agreement and the Other Loan Documents which has not been expressly amended or waived herein.

          9. Incorporated Terms. The provisions of Sections 19, 23, 24 and 28 of the 2005 Note are incorporated by reference, mutatis mutandis, into this Amendment to the extent that this Amendment is construed as an agreement separate and independent from the 2005 Note and the Other Loan Documents.

          10. Amendment. This Amendment may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                   [Signatures appear on the following pages.]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By:
    -------------------------------
    Name: Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By:
    -------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS [Inc.]
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA, INC.


By:
    -------------------------------
    Name: David J. Stein
    Title: President

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By: /s/ Gary P. Stevens
    -------------------------------
    Name: Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By:
    -------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS [Inc.]
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA, INC.


By:
    -------------------------------
    Name: David J. Stein
    Title: President

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By:
    -------------------------------
    Name: Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By: /s/ David J. Stein
    -------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS [Inc.]
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA, INC.


By: /s/ David J. Stein
    -------------------------------
    Name: David J. Stein
    Title: President

                                    Exhibit A

                              Group One Guarantors

COOLBRANDS INTERNATIONAL INC., a Canadian corporation
KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation
SWENSEN'S, INC., a Delaware corporation
SWENSEN'S ICE CREAM COMPANY, a California corporation
YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation
BRESLER'S INDUSTRIES, INC., a Illinois corporation
NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation
GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation
I CAN'T BELIEVE ITS YOGURT, LTD., Texas limited partnership
SUGAR CREEK FOODS INC., a Virginia corporation
ESKIMO PIE FROZEN DISTRIBUTION INC, a Delaware corporation
ESKIMO PIE CORPORATION, a Virginia corporation
YOGEN FRUZ CANADA, INC., an Ontario Business Corporation

                                    Exhibit B

                             Other Guaranty Parties

JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO., INC.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA INC.
SWENSON'S DISTRIBUTING
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY INC.
BRESLER MALLS, INC.
LARRY'S INDUSTRIES, INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.

                                   SCHEDULE I

             Events of Defaults Under the Existing Credit Facilities

          1. The Borrower and the Group One Guarantors are not in compliance with the covenant set forth in Section 5.03(b) of each of the Existing Credit Facilities not be permit the ratio of Funded Debt to EBITDA of Coolbrands and its Consolidated Subsidiaries to be greater than 2.75 to 1.00 at any time;

          2. The Borrower and the Group One Guarantors are not in compliance with the covenant set forth in Section 5.03(e) of each of the Existing Credit Facilities not to permit the Debt Service Coverage Ratio of Coolbrands and its Consolidated Subsidiaries to be less than 1.25 to 1.0 at any time.

          3. Cross defaults to the foregoing covenants as they appear in the 1994 Loan Agreement and the 2000 Loan Agreement.

                  AMENDMENT AND REAFFIRMATION OF SUBRODINATION
            AGREEMENT AND ASSIGNMENT dated September 20, 2000 made by
    Kayla Foods Int'l (Barbados) Inc. (the "Creditor") in favor of The Chase
           Manhattan Bank (now known as JPMorgan Chase Bank, N.A. and hereinafter the "Bank"), acknowledged by Integrated Brands Inc (the
                                   "Borrower")

     I. In order to induce the Bank to make a new $40,000,000 loan to the Borrower on or about the date hereof (the "New Loan"), the Creditor and the Bank hereby agree as follows:

          1. The term "Superior Indebtedness" as used in the Subordination Agreement has the same meaning as the term "Senior Indebtedness" as used therein. Both such terms are deemed to include all amendments, modifications, extensions and restatements of either of the Loan Agreements referred to in clauses (i) and (ii) on the first page of the Subordination Agreement.

          2. The following is added to the description of "Senior Indebtedness":

               (iii) All indebtedness of the Borrower to the Bank evidenced by a Promissory Note made by the Borrower in favor of the Bank dated March __, 2005, as such Note may be amended, modified, extended and restated.

          3. As amended in foregoing paragraphs 1 and 2, the Subordination Agreement remains in full force and effect.

     II. The Creditor hereby reaffirms all of its obligations and liabilities under the Subordination Agreement, as amended hereby. The Borrower hereby acknowledges the foregoing and confirms that the Acknowledgment of Borrower attached to the Subordination Agreement continues in full force and effect for the Subordination Agreement, as amended hereby.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment and Reaffirmation as of March ___, 2005.

JPMORGAN CHASE BANK, N.A.                  KAYLA FOODS INT'L
                                           (BARBADOS) INC.


By: /s/ Peter D'Agostino                   By:
    ------------------------------------       ---------------------------------
    Name: Peter D'Agostino                     Name: David Stein
    Title: Vice President                      Title: President


                                           INTEGRATED BRANDS INC.


                                           By:
                                               ---------------------------------
                                               Name: Gary P. Stevens
                                               Title: President

Subordination

                  AMENDMENT AND REAFFIRMATION OF SUBRODINATION
            AGREEMENT AND ASSIGNMENT dated September 20, 2000 made by
    Kayla Foods Int'l (Barbados) Inc. (the "Creditor") in favor of The Chase
           Manhattan Bank (now known as JPMorgan Chase Bank, N.A. and hereinafter the "Bank"), acknowledged by Integrated Brands Inc (the
                                   "Borrower")

     I. In order to induce the Bank to make a new $40,000,000 loan to the Borrower on or about the date hereof (the "New Loan"), the Creditor hereby agrees as follows:

          1. The term "Superior Indebtedness" as used in the Subordination Agreement has the same meaning as the term "Senior Indebtedness" as used therein. Both such terms are deemed to include all amendments, modifications, extensions and restatements of either of the Loan Agreements referred to in clauses (i) and (ii) on the first page of the Subordination Agreement.

          2. The following is added to the description of "Senior Indebtedness":

               (iii) All indebtedness of the Borrower to the Bank evidenced by a Promissory Note made by the borrower in favor of the Bank dated
          March __, 2005, as such Note may be amended, modified, extended and restated.

          3. As amended in foregoing paragraphs 1 and 2, the Subordination Agreement remains in full force and effect.

     II. The Creditor hereby reaffirms all of its obligations and liabilities under the Subordination Agreement, as amended hereby. The Borrower hereby acknowledges the foregoing and confirms that the Acknowledgment of Borrower attached to the Subordination Agreement continues in full force and effect for the Subordination Agreement, as amended hereby.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment and Reaffirmation as of March 25, 2005.

JPMORGAN CHASE BANK, N.A.                  KAYLA FOODS INT'L
                                           (Barbados) Inc.


By:                                        By: /s/ David Stein
    ------------------------------------       ---------------------------------
    Name: Peter D'Agostino                     Name: David Stein
    Title: Vice President                      Title: President


                                           INTEGRATED BRANDS


                                           By:
                                               ---------------------------------
                                               Name: Gary P. Stevens

Subordination

                  AMENDMENT AND REAFFIRMATION OF SUBRODINATION
            AGREEMENT AND ASSIGNMENT dated September 20, 2000 made by
    Kayla Foods Int'l (Barbados) Inc. (the "Creditor") in favor of The Chase
           Manhattan Bank (now known as JPMorgan Chase Bank, N.A. and hereinafter the "Bank"), acknowledged by Integrated Brands Inc (the
                                   "Borrower")

     I. In order to induce the Bank to make a new $40,000,000 loan to the Borrower on or about the date hereof (the "New Loan"), the Creditor hereby agrees as follows:

          1. The term "Superior Indebtedness" as used in the Subordination Agreement has the same meaning as the term "Senior Indebtedness" as used therein. Both such terms are deemed to include all amendments, modifications, extensions and restatements of either of the Loan Agreements referred to in clauses (i) and (ii) on the first page of the Subordination Agreement.

          2. The following is added to the description of "Senior Indebtedness":

               (iii) All indebtedness of the Borrower to the Bank evidenced by a Promissory Note made by the borrower in favor of the Bank dated
          March __, 2005, as such Note may be amended, modified, extended and restated.

          3. As amended in foregoing paragraphs 1 and 2, the Subordination Agreement remains in full force and effect.

     II. The Creditor hereby reaffirms all of its obligations and liabilities under the Subordination Agreement, as amended hereby. The Borrower hereby acknowledges the foregoing and confirms that the Acknowledgment of Borrower attached to the Subordination Agreement continues in full force and effect for the Subordination Agreement, as amended hereby.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment and Reaffirmation as of March 25, 2005.

JPMORGAN CHASE BANK, N.A.                  KAYLA FOODS INT'L
                                           (Barbados) Inc.


By:                                        By:
    ------------------------------------       ---------------------------------
    Name: Peter D'Agostino                     Name: David Stein
    Title: Vice President                      Title: President


                                           INTEGRATED BRANDS


                                           By: /s/ Gary P. Stevens
                                               ---------------------------------
                                               Name: Gary P. Stevens